Exhibit 99.1

Notice of Meeting and
Management Information Circular

For the Annual and Special Meeting of Shareholders of
Americas Silver Corporation
To be held on May 15, 2019

April  18, 2019

americassilvercorp.com

Dear fellow shareholders,

It is my pleasure to invite you to Americas Silver Corporation’s Annual and Special Meeting of Shareholders to be held at 3:00
p.m. on Wednesday, May 15th, 2019 at Vantage Venues located at 150 King Street West, Toronto, ON.

Fiscal 2018 was a pivotal year for Americas Silver Corporation (the “Company”) and the Company enjoyed great operational success. I would like to take this opportunity to welcome our new shareholders, as well as our existing shareholders, and highlight the accomplishments of the Company over the past year.

At our recently constructed San Rafael mine, the Los Braceros processing plant reached a performance milestone by sustaining a milling rate of over 1,700 tonnes per operating day by the end of the third quarter of the year, with increased milling rates continuing into the first quarter of 2019. The San Rafael mine continued advancing underground development into the Main Zone during 2018 in order to prepare the mine for 2019 production. In 2019, we expect to produce substantial operating profits from the mine despite lower silver prices. While silver grades in 2019 are approximately 60 g/t, we expect that mined silver grade will double in the second half of 2020 recognizing a material increase in silver production and cash flow generation beyond 2019.

On September 28, 2018, the Company entered into a definitive agreement to complete a business combination (the “Pershing Transaction”) with Pershing Gold Corporation (“Pershing”), which was successfully completed on April 3, 2019. The combination added a shovel-ready, gold-silver development project in Nevada that has low capital intensity and the potential to add significant precious metal growth to the Company’s near-term production profile. Once built, Relief Canyon is expected to produce roughly 90,000 ounces of gold annually at low cash costs over an initial six-year life and generate annual post-tax cash flow from $25 to $30 million.

This transformative acquisition is expected to increase the Company’s precious metal production by over 5 times with precious metals representing almost 70% of the company’s revenue in 2020. The project is currently fully-financed and under construction, and as we did with the San Rafael mine, we expect to build this mine on schedule and on budget, positioning us to realize initial gold production in late Q4, 2019.

Through the efforts of our management team and onsite workers, we laid a solid foundation in fiscal 2018 for the Company’s greater operational and financial success in 2019. Having recently closed the Pershing Transaction and concurrently secured committed financing from Sandstorm Gold Ltd. to fully fund the construction of the Relief Canyon Project, the Company is optimistic about its expanded prospects in 2019 and beyond. Accordingly, we remain extremely grateful and proud of our workforce, their commitment to safe operations and the support of their families.

As a shareholder, you have the right to vote your shares on all items that come before the meeting. Your vote is important, and I encourage you to exercise your right in the manner that suits you best. This process is facilitated by enabling you to vote by proxy on the Internet, by phone, by fax or by mail. You can also vote in person at the meeting.

This circular provides details about all the items for consideration at the meeting, such as information about nominated directors and their compensation, the auditors and our corporate governance practices including executive compensation. It also contains information about the core values and philosophies that are ingrained in our corporate culture.

Thank you for your continued support.

I look forward to seeing you at this year’s meeting.

Sincerely,

Darren Blasutti,
President and CEO

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF AMERICAS SILVER CORPORATION (the “Company”)
TO BE HELD ON
May 15, 2019

Meeting Date, Location and Purpose

Notice is hereby given that the annual and special meeting (the “Meeting”) of shareholders of the Company will be held at 3:00 p.m. (Toronto time) on Wednesday, May 15, 2019 in the Inverness Room (27th Floor) at Vantage Venues located at 150 King Street West, Toronto, ON, MH5 3T9, for the following purposes:

1.	To receive the consolidated financial statements of the Company for the year ended December 31, 2018 and the auditors’ report thereon;

2.	To elect directors of the Company for the ensuing year;

3.	To reappoint auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration;

4.
To consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company’s deferred share unit plan, as more particularly described in the Management Information Circular (the “Circular”);

5.
To consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company’s restricted share unit plan, as more particularly described in the Circular;

6.
To consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company’s stock option plan, as amended by the proposed amendments thereto, as more particularly described in the Circular;

7.
To consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution confirming the adoption of the amended by-laws of the Company, the full text of which is set forth in Schedule “B” to the Circular, as authorized by the Board, as more particularly described in the Circular;

8.
To consider and, if deemed appropriate, approve, with or without variation, a special resolution to authorize the board of directors of the Company to amend the Company’s articles to effect the change of name of the Company from “Americas Silver Corporation” to “Americas Gold and Silver Corporation” or such other name as may be accepted by the relevant regulatory authorities and approved by the Board; and

9.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.
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For detailed information with respect to each of the above matters, please refer to the subsection bearing the corresponding title under “Business of the Meeting” in the attached Circular. Any capitalized terms used and not otherwise defined in this notice have the definitions as set out in the Circular.

Accessing Meeting Materials online

The Meeting Materials can be viewed online under the Company’s profile at www.sedar.com or at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/.

Reference to our website is included in this notice as an inactive textual reference only. Except for the documents specifically incorporated by reference into this notice, information contained on our website is not incorporated by reference in this notice and should not be considered to be a part of this notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of April 18, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

Signed: “Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

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Meeting Information
Management Information Circular Summary
Date: Wednesday May 15, 2019
This summary highlights information contained elsewhere in this Circular.
It does not contain all of the information that you should consider.	Time: 3:00 p.m. (EDT)

Please read the entire Circular carefully before voting.	Place: Vantage Venues, Inverness Room (27th Floor) at 150 King Street West, Toronto, ON, M5H 3T9

How You Can Access the Meeting Materials Online

The Meeting Materials will be available on the Company’s website as of April 18, 2019 at
https://www.americassilvercorp. com/investors/shareholder- meeting-documents/.

Voting Recommendations

Proposal	Board Recommendation
Elect directors of the Company for the ensuing year	FOR
Re-appoint auditors of the Company for the ensuing year at a remuneration to be fixed by the board of directors of the Company	FOR
Re-approve the Company’s deferred share unit plan	FOR
Re-approve the Company’s restricted share unit plan	FOR
Re-approve the Company’s stock option plan, as amended by the proposed amendments thereto	FOR
Amend the Company’s by-laws	FOR
Amend the Company’s articles to effect the change of name of the Company	FOR

Record Date
You are entitled to vote at the meeting if you were a holder of common shares at the close of business on April 15, 2019.

Vote Deadline
To make sure that your vote is counted, please ensure your vote is received by 3:00 p.m. (Toronto time) on May 13, 2019.

Attending the Annual and Special Meeting

If you plan to attend the Meeting, please follow the instructions starting on page 2 of this Circular.

on page 2 of this Circular.

Governance Highlights
✓	75% independent Board	✓	Annual Board, Committee
✓	Annual election of all directors		and director evaluations
✓	Independent committees	✓	Orientation package for
✓	Majority voting policy		new directors
✓	Individual director elections	✓	Independent executive
✓	Separate Chair & CEO		compensation
✓	In-camera sessions at Board		consultant used in 2018
and committee meetings

Director Nominees

Name	Age	Independent	Director since	2018 Committees	2018 Board attendance	No. of other public boards
STEPHEN ALFERS Director	73		2019(1)	N/A (1)	N/A(1)	––
DARREN BLASUTTI PresidentandChiefExecutiveOfficer	50		2011(2)		100%	––
ALEX DAVIDSON Board Chair and Director	67	☑	2011(2)	CCG, S&T	100%	4
ALAN R. EDWARDS Director	61	☑	2011(3)	S&T (Chair)	100%	5
BRADLEY R. KIPP Director	55	☑	2014	AC (Chair)	100%	2
GORDON E. PRIDHAM Director	64	☑	2008(4)	AC, CCG	100%	4
MANUEL RIVERA Director	46	☑	2017		87.5%	––
LORIE WAISBERG Director	77	☑	2011(2)	AC, CCG (Chair)	100%	3
(1) As Mr. Alfers became a Board member in April 2019, he was not eligible to attend any of the 2018 Board meetings. (2) Previously Director of U.S. Silver & Gold since 2012 and RX Gold since 2011.			(3) Previously Director of U.S. Silver & Gold since 2012 and U.S. Silver Corp. since 2011. (4) Previously Director of U.S. Silver & Gold since 2012 and U.S. Silver Corp. since 2008.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR
AND
PROXY STATEMENT

TABLE OF CONTENTS

GENERAL PROXY INFORMATION	8	Performance Assessment	54
Voting by Registered Shareholders	8	Meetings of the Board and Committees of the Board	55
Voting by Non-Registered Shareholders	10	Meetings of Independent Directors	55
Voting Shares and Principal Holders Thereof	11	Board Mandate	55
BUSINESS OF THE MEETING	12	Position Descriptions	56
Item 1 – Presentation of Audited Financial Statements	12	Directorships	56
Item 2 – Election of Directors	12	Orientation and Continuing Education	56
Item 3 – Appointment of Auditor	23	Nomination of Directors	57
Item 4 – Re-Approval of Deferred Share Unit Plan	23	Risk Management	58
Item 5 – Re-Approval of Restricted Share Unit Plan	26	Ethical Business Conduct	58
Item 6 – Re-Approval and Amendment of Stock Option		Shareholder Engagement	59
Plan	29	Whistleblower Policy	59
Item 7 – Amendment of Company’s By-Laws	32	Corporate Disclosure and Securities Trading Policy	59
Item 8 – Amendment of the Articles of Incorporation –		Board Committees	59
Name Change	35	INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	60
STATEMENT OF EXECUTIVE & DIRECTOR		INTEREST OF INFORMED PERSONS IN MATERIAL
COMPENSATION	36	TRANSACTIONS	60
Compensation Discussion and Analysis	37	ADDITIONAL INFORMATION	61
Director Compensation	49	BOARD APPROVAL	62
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY		FORWARD-LOOKING STATEMENTS	63
COMPENSATION PLANS	52	SCHEDULE “A”	64
DIRECTORS’ AND OFFICERS’ INSURANCE AND		SCHEDULE “B”	79
INDEMNIFICATION	52	SCHEDULE “C”	102
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	53	ANNEX A	A-I
Board of Directors and Independence from Management	53

-i-

MANAGEMENT INFORMATION CIRCULAR

DATED APRIL 18, 2019

GENERAL PROXY INFORMATION

This Management Information Circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Americas Silver Corporation (“Americas Silver” or the “Company”) for use at the Company’s Annual and Special Meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”) to be held on May 15, 2019 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

References in this Circular to the Meeting include any adjournment or postponement thereof. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The Company may also use the services of a proxy advisory firm. The aggregate fees for any advisory proxy firm would be borne by the Company.

The record date for the Meeting is April 15, 2019 (the “Record Date”). The Record Date is the date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 3:00 p.m. (Toronto time) on May 13, 2019, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting (the “Proxy Deposit Date”).

Unless otherwise stated, the information contained in this Circular is as at the date hereof.

Unless otherwise indicated, all references in this Circular to “dollar” or the use of the symbol “$” are to the United States dollar and all references to “C$” are to the Canadian dollar.

Voting by Registered Shareholders

Appointment of Proxies

The persons named in the enclosed instrument of proxy are officers and/or directors of the Company. A registered shareholder can appoint another person, who need not be a shareholder, to represent him or her at the meeting by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A registered shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder can vote with respect to any specific item by checking the space opposite the item on the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Common Shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.
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Voting Common Shares by Proxy

Registered shareholders at the close of business on April 15, 2019 may vote their proxies as follows:

Online:
Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided. Complete your voting instructions and submit your vote.

By Mail:
Complete the form of proxy and return it in the envelope provided. If you return your proxy by mail you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

By Facsimile:
Complete the form of proxy and return it by facsimile to 1-866-249-7775 (Canada and U.S.) or 1-416-263-9524 (International). If you return your proxy by facsimile you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

Deadline for Receipt of Proxies

All duly completed and executed forms of proxy must be received, via mail, facsimile or internet, by the Proxy Deposit Date. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so. A registered shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof.

Revocation of Proxies

A proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited with the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used.

A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineers as a registered shareholder personally present. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, the relevant Common Shares will be voted in favour of the passing of all the resolutions described below.

The enclosed form of proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which
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may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the namedproxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non- registered shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker’s clients. Therefore, non-registered shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return and voting instructions to clients, which should be carefully followed by non- registered shareholders in order to ensure that their Common Shares are voted at the Meeting. Common Shares beneficially owned by a non-registered shareholder are registered either:

i.
in the name of an intermediary (“Intermediary”) that the non-registered shareholder deals with in respect of the Common Shares of the Company (Intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

ii.
in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Corporation in the United States) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, the Company will distribute copies of the Notice of Meeting and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) together with the Meeting Materials in the case of certain non-registered shareholders to the clearing agencies and Intermediaries for distribution to non-registered shareholders.

Intermediaries are required to forward the applicable proxy-related materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to non-registered shareholders. Generally, non-registered shareholders who have not waived the right to receive proxy-related materials will either:

i.
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one-page pre-printed form; or

ii.
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered shareholder when submitting the proxy. In this case, the non-registered shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy is to be delivered.

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In either case, the purpose of these procedures is to permit non-registered shareholders to direct the voting of the Common Shares of the Company that they beneficially own. Since only registered shareholders and their proxies may attend and vote at the Meeting, if a non-registered shareholder attends the Meeting the Company will have no record of the non-registered shareholder’s shareholding or of his, her or its entitlement to vote unless the non-registered shareholder’s nominee has appointed the non-registered shareholder as proxyholder. Therefore, a non-registered shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder) should strike out the names of the persons listed and insert the non-registered shareholder’s or such other person’s name in the blank space provided. In either case, non-registered shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A non-registered shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the non-registered shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

In all cases it is important that the voting instruction form or form of proxy be received by the Intermediary or its agent sufficiently in advance of the deadline set forth in the notice of meeting to enable the Intermediary or its agent to provide voting instructions on your behalf before the deadline.

Voting Shares and Principal Holders Thereof

As of the Record Date, the Company had 70,241,259 Common Shares issued and outstanding. Each Common Share carries the right to one vote on all matters to be acted on at the Meeting. Each registered shareholder on the Record Date will be entitled to vote at the Meeting or any adjournment or postponement thereof. All such registered shareholders are entitled to attend and vote in person at the Meeting, the Common Shares held by them or, provided a completed and executed proxy has been delivered to the Company’s transfer agent by the Proxy Deposit Date, to attend and vote by proxy at the Meeting the Common Shares held by them.

In addition, as of the Record Date, the Company had 3,678,135 non-voting preferred shares (each, a “Preferred Share”) issued and outstanding. Each Preferred Share is convertible, at the holder’s option, without payment of any additional consideration by the holder thereof, initially on a one-for-one basis into Common Shares, subject to adjustment, and in accordance with the terms of the Preferred Shares. Subject to the Canada Business Corporations Act (the “CBCA”), the holders of the Preferred Shares are not entitled to receive notice of or to attend any meeting of Shareholders or to vote at any such meeting, including the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, except for Mr. Barry Honig, who, to the Company’s knowledge based on the most recently available public filings of Mr. Honig dated April 12, 2019, beneficially owns, directly or indirectly, or exercises control or direction over 7,532,343 Common Shares and 3,767,454 Preferred Shares, representing approximately 10.72% of the issued and outstanding Common Shares on a non-diluted basis.(1)
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(1) Mr. Honig also owns 3,767,454 Preferred Shares, which, as disclosed herein, are convertible into Common Shares on a one-for-one basis. However, the terms of the Preferred Shares do not permit a holder to convert any portion of Preferred Shares held by such holder, to the extent that, after giving effect to the conversion, such holder (together with such holder’s affiliates, and any person acting a group together with such holder or any of such holder’s affiliates) would beneficially own or control in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Preferred Shares held by the applicable holder. As a result, as of the date of this Circular, Mr. Honig does not currently have the right to convert any portion of his Preferred Shares and will only be permitted to do so in compliance with these terms.

***

BUSINESS OF THE MEETING

Item 1 – Presentation of Audited Financial Statements

Copies of the Company’s audited financial statements for the financial year ended December 31, 2018, together with the auditors’ report thereon, have been mailed to all registered and beneficial shareholders and will be submitted to the Meeting. No vote is required nor will be taken on the financial statements, and the auditor’s report thereon and receipt of such financial statements will not constitute approval or disapproval of any matters referred to therein.

Copies of the audited financial statements may be obtained by contacting the Company’s registered office at 145 King Street West, Suite 2870, Toronto, Ontario M5H 1J8, at the Company’s website https://www.americassilvercorp.com/investors/shareholder-meeting-documents/ or by going to the Company’s profile at www.sedar.com.

Item 2 – Election of Directors

The articles of incorporation of the Company (the “Articles”), as amended, currently provide that the board of directors of the Company shall consist of a minimum of three and a maximum of nine directors. The board of directors (the “Board”) is currently comprised of nine (9) directors, consisting of the following persons: Stephen Alfers, Darren Blasutti, Alex Davidson, Alan R. Edwards, Peter Hawley, Bradley R. Kipp, Gordon E. Pridham, Manuel Rivera and Lorie Waisberg. If each of the Nominees (as defined herein) are elected at the Meeting, the Board will be comprised of eight of the same directors, with Mr. Hawley not standing for re-election to the Board.

The Board has fixed the number of directors to be elected at the Meeting at eight directors. Each director elected will hold office until the next annual meeting of shareholders or until such director’s successor is duly elected, unless the office is earlier vacated in accordance with the general by-law of the Company and the CBCA. Unless authority to do so is withheld or in the absence of instruction to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the individuals nominated for election as a director and named herein (each, a “Nominee”). Management does not contemplate that any of the proposed Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such Nominee(s) may be voted by the persons designated by management of the Company in the form of proxy, in their discretion, in favour of another nominee.

The following table contains brief biographies for each of the Nominees, including their principal occupations, business or employment within the past five years, name, province or state and country of residence, age, independence status, board and committee attendance record, other public board memberships, date they first became a director of the Company and number of Common Shares, other securities and stock options beneficially owned by each Nominee.
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The statement as to the Common Shares, other securities and stock options beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees as at Record Date in each instance has been provided by the respective Nominee.

The Company is engaged in the evaluation, acquisition, exploration, development and operation of precious metals and polymetallic mineral properties, primarily those already producing or with the potential for near-term production. The geographic focus is in the Western Hemisphere, particularly Canada, the United States and Mexico. The Company is a growth-oriented precious metals producer. Currently, the Company is in production at its Cosalá Operations in Sinaloa, Mexico and Galena Complex in the United States. Following the completion of the Pershing Transaction, the Company is also focused on development of the Relief Canyon Mine, which the Company is aiming to bring to first pour by the end of 2019. The Company’s strategic objective is to expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company’s current management and Board are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits globally.

Pursuant to the requirements of the Toronto Stock Exchange (the “TSX”), the Board has adopted a policy for majority voting for individual directors (the “Majority Voting Policy”). Under the Majority Voting Policy, the form of proxy enables each shareholder to vote for, or withhold their shares from voting on, the election of each Nominee separately. If votes “for” the election of a Nominee are fewer than the votes “withheld”, the Nominee is required to tender his or her resignation promptly after the meeting of shareholders for the consideration of the Compensation and Corporate Governance Committee (the “CCG Committee”). Absent exceptional circumstances that would warrant the continued service of the applicable director on the Board, the CCG Committee is expected to accept and recommend acceptance of the resignation by the Board. The Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. Such a determination by the Board shall be made, on the CCG Committee’s recommendation, and announced by press release, within ninety (90) days after the applicable Shareholders’ meeting. Absent exceptional circumstances, the Board is expected to accept the resignation. Following the Board’s decision on the resignation, the Board shall promptly issue a news release publicly disclosing their decision whether to accept the applicable director’s resignation including the reasons for rejecting the resignation, if applicable, a copy of which must be provided to the Toronto Stock Exchange. If a resignation is accepted, subject to any corporate law restrictions, the Board may leave the vacancy unfilled or appoint a new director to fill the vacancy. The director whose resignation is being considered will not participate in any CCG Committee or Board deliberations as to whether to accept or reject the resignation. The Majority Voting Policy does not apply in circumstances involving contested director elections (i.e., where the number of Nominees exceeds the number of directors to be elected).

The following notes are applicable to all Director Biography tables:

*The RSUs represent a deferred payment of a cash incentive bonus and are redeemable for cash payment or Common Shares of the Company (in the Company’s discretion) based on the value of the Common Shares at the time ofredemption.
**The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company (in the Company’s discretion) at the time of resignation from the Board based on the value of the Common Shares at the time of redemption.
***In accordance with the Company’s stock option plan (the “Stock Option Plan”) and Corporate Disclosure and Securities Trading Policy, the expiry of these options has been extended as a result of securities trading blackouts that have been applied to the Company’s Directors and Officers.
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STEPHEN ALFERS
Director Ontario, Canada
Age: 73	Status: Non-Independent	Director since: April 3, 2019
Mr. Alfers was appointed as a Director on April 3, 2019 on the effective date of completion of the Pershing Transaction. Mr. Alfers served as the Chief Executive Officer, Chairman of the Board of Directors, and Chair of the Technical Committee of Pershing since February 2012. Mr. Alfers also served as the President of Pershing since August 2012. Mr. Alfers served as the President and Chief of U.S. Operations of Franco-Nevada Corporation from January 2010 to September 2011 and its Vice President (Legal) from December 2007 to December 2009. Mr. Alfers is the founder and, since 2007, the President of Alfers Mining Consulting, which performs consulting services from time to time for mining and exploration companies and investors in these industries, including providing continuing services from time to time for Franco-Nevada Corporation, with Mr. Alfers serving as an officer and director of certain of the
U.S. subsidiaries of Franco-Nevada Corporation. Mr. Alfers formed NewWest Resources Group in 2001. He served as the President and Chief Executive Officer of NewWest Gold Corporation, a publicly traded Canadian corporation listed on the Toronto Stock Exchange, from 2006 to 2007. Mr. Alfers also served on the board of directors of NewWest Gold Corporation from 2005 to 2007. Mr. Alfers served as President and Chief Executive Officer of the NewWest Resources Group from 2001 to 2005 and as President and Chief Executive Officer of NewWest Gold Corporation, a privately-held Delaware Corporation, from 2005 to 2006. Mr. Alfers practiced law in major law firms in Denver, Colorado in 1976- 1995. He founded Alfers & Carver LLC, a boutique natural resources law firm, in 1995, and served as its managing partner from 1995 to 2001. Mr. Alfers received a J.D. from the University of Virginia, an M.A. in Monetary Policy and
Public Finance from the University of Denver and a B.A. in Economics from the University of Denver.

Common Shares Held			932,686

Other Securities Held
Type			Securities Held (#)
RSUs (cash or share settled)*			N/A
DSUs**			N/A

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
N/A	N/A	N/A	N/A

Board and Committee Membership 2018		Attendance	Other Public Board Memberships
Board		(1) N/A	N/A

(1) As Mr. Alfers became a Board member in April 2019, he was not eligible to attend any of the 2018 Board meetings.
Page | 14

DARREN BLASUTTI
Director Ontario, Canada
Age: 50	Status: Non-Independent	Director since: July 6, 2011 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since June 6, 2012 and RX Gold since July 6, 2011)
Mr. Blasutti is currently the President and Chief Executive Officer of Americas Silver – a position he has held for over seven years both at Americas Silver and in its predecessor companies. He was the Senior Vice President of Corporate Development for Barrick Gold Corporation until January 2011. At Barrick Gold Corporation, he reported to the Chief Executive Officer and played a lead role in the strategic development of Barrick Gold Corporation for over 13 years, during which time he executed over 25 gold mining transactions including the acquisition of Homestake Mining Company and Placer Dome Inc. and the consolidation of the world class Cortez property from Rio Tinto. Mr. Blasutti also led the creation of Barrick Energy Inc. to hedge Barrick Gold Corporation’s exposure to energy prices and was integral to the initial public offering of African Barrick Gold. During his tenure at Barrick, he also led the Investor Relations function. Mr. Blasutti is a member of the Chartered Professional Accountants Canada and was previously at PricewaterhouseCoopers LLP where he planned, supervised and managed audits for a variety of clients.

Common Shares Held			101,605

Other Securities Held
Type			Securities Held (#)
RSUs (cash or share settled)*			44,656
DSUs**			N/A

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Feb. 23, 2016	Feb. 23, 2019***	2.04	166,666
Jan. 13, 2017	Jan. 13, 2020	3.85	200,000
Jan. 2, 2018	Jan. 2, 2021	4.58	200,000
Apr. 8, 2019	Apr. 8, 2022	2.39	600,000

Board and Committee Membership 2018		Attendance	Other Public Board Memberships
Board		8 of 8	N/A
Page | 15

ALEX DAVIDSON
Chairman of the Board and Director Ontario, Canada
Age: 67	Status: Independent
Director since: July 6, 2011
(Chairman of the Board of Directors since May 2016; Director of Americas Silver since
December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and RX Gold since July 6, 2011)

Mr. Davidson was Barrick’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick Gold Corporation’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick Gold Corporation in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick Gold Corporation’s expansion out of North America and into Latin America and beyond and retired from Barrick in 2009. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr.
Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005
A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte project in the Alto Chicama District, Peru. Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the board of directors and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees.

Common Shares Held			27,706

Other Securities Held
Type			Securities Held (#)
DSUs**			83,253

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Feb. 23, 2016	Feb. 23, 2019***	2.04	41,666
Jan. 13, 2017	Jan. 20, 2020	3.85	60,000
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000
Apr. 8, 2019	Apr. 8, 2022	2.39	125,000

Board and Committee Membership 2018		Attendance	Other Public Board Memberships
Board (Chair) CCG Committee S&T Committee		8 of 8 5 of 5 2 of 2	Capital Drilling Limited NuLegacy Gold Corporation Orca Gold Inc. Yamana Gold Inc.
Page | 16

ALAN R. EDWARDS
Director Arizona, United States
Age: 61	Status: Independent	Director since: June 23, 2011 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since June 23, 2011)
Mr. Edwards serves on the board of directors and is President of AE Resources Corp. He also serves on the board of directors for Detour Gold Corp., Entrée Resources Ltd., Mason Resources Corp., and Orvana Minerals Corp. Mr.
Edwards is also currently a non-executive Chairman of Rise Gold Corp. and a principal of Gladiator Mining Corp. From May 2010 to July 2013 he was a director of AuRico Gold Inc. and from July 2013 to July 2015 he was Chairman of the board of directors; From October 2011 to January 2017, he was Chairman of the board of directors of AQM Copper Inc.; From August 2013 to February 2015 he was Chairman of the board of directors of Oracle Mining Corp., from September 2012 to July 2013, he was Chief Executive Officer of Oracle Mining Corp.; From 2009 to May 2011, he was President and Chief Executive Officer of Copper One Inc.; From 2007 to 2009, he was President and Chief Executive Officer of Frontera Copper Corporation. Mr. Edwards also served as COO of Apex Silver Mines Corp. and has also worked for Kinross Gold Corp., P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company. Mr. Edwards holds an MBA (Finance) from the University of Arizona and a B.S. Mining Engineering also from the University of Arizona.

Common Shares Held			20,597

Other Securities Held
Type			Securities Held (#)
DSUs**			47,726

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Feb. 23, 2016	Feb. 23, 2019***	2.04	41,666
Jan. 13, 2017	Jan. 13, 2020	3.85	60,000
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000
Apr. 8, 2019	Apr. 8, 2022	2.39	125,000

Board and Committee Membership 2018		Attendance	Other Public Board Memberships
Board S&T Committee (Chair)		8 of 8 2 of 2	Detour Gold Corp. Entrée Resources Ltd. Mason Resources Corp. Orvana Minerals Corp. Rise Gold Corp.
Page | 17

BRADLEY R. KIPP
Director Ontario, Canada
Age: 55	Status: Independent	Director since: June 12, 2014
Mr. Kipp is currently the Executive Vice President of Investments and Director of Blackshire Capital Corp. since February 2017; Director and Audit Committee Chairman of Haventree Bank since June 2008 (federally regulated Schedule 1 Bank); Director and Audit Committee Chairman of Americas Silver Corporation since June 2014; Executive in Residence at the Richard Ivey School of Business since September 2013 — University of Western Ontario. Mr. Kipp has over 25 years’ experience specializing in operations, corporate finance and public company reporting in the financial services and mining sector. As part of these activities he has been Chief Financial Officer and/or a Director of several public companies listed on the Toronto and London AIM exchanges. Mr. Kipp is a member of the Chartered Professional Accountants of Canada and a member of the Chartered Financial Analyst Institute.

Common Shares Held			Nil

Other Securities Held
Type			Securities Held (#)
DSUs**			71,753

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Feb. 23, 2016	Feb. 23, 2019***	2.04	41,666
Jan. 13, 2017	Jan. 20, 2020	3.85	60,000
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000
Apr. 8, 2019	Apr. 8, 2022	2.39	125,000

Board and Committee Membership 2018		Attendance	Other Public Board Memberships
Board Audit Committee (Chair)		8 of 8 5 of 5	Blackshire Capital Corp. Haventree Bank
Page | 18

GORDON E. PRIDHAM
Director Ontario, Canada
Age: 64	Status: Independent	Director since: November 10, 2008 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since November 10, 2008)
Mr. Pridham is currently Principal of Edgewater Capital and sits on the public company boards of Orvana Minerals Inc. (Chairman of the board of directors) and Tervita Corp. (Director). Formerly, he served as Chairman of the board of directors of U.S. Silver, CHC Student Housing Inc. and Newalta Corp. He is on the advisory board for Enertech Capital a Clean Tech Venture Fund. Recent activities include merger of Newalta Corporation with Tervita Corporation as Chairman, merger of US Silver with RX Gold as Chairman, sale of Norock Realty to Partners REIT as Chairman of the Special Committee, and sale of Western Prospector to CNNC as Chairman of the Special Committee. Mr. Pridham has over 35 years of experience financing and advising public and private companies in a cross section of industries, particularly in the resource sector. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions in Corporate Banking, Investment Banking and Capital Markets.
Mr. Pridham is a graduate of the University of Toronto and the Institute of Corporate Directors program.

Common Shares Held			30,102

Other Securities Held
Type			Securities Held (#)
DSUs**			43,013

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Feb. 23, 2016	Feb. 23, 2019***	2.04	41,666
Jan. 13, 2017	Jan. 20, 2020	3.85	60,000
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000
Apr. 8, 2019	Apr. 8, 2022	2.39	125,000

Board and Committee Membership 2018		Attendance	Other Public Board Memberships
Board Audit Committee CCG Committee		8 of 8 5 of 5 5 of 5	Newalta Corporation (Chairman) CHC Student Housing Inc. (Chairman) Orvana Minerals Inc. Enertech Capital (Advisory Board)
Page | 19

MANUEL RIVERA
Director Mexico, Mexico
Age: 46	Status: Independent	Director since: August 2, 2017
Mr. Rivera is the President and Founder of LATAMFUV, an investment firm focused on enabling, technology transfer from the Israel innovation ecosystem into Latin America. With vast experience in media, digital, corporate transformation and mergers and acquisitions, Mr. Rivera spent more than a decade as the President and Chief Executive Officer of Grupo Expansión, one of Mexico’s most influential media companies that under his leadership was taken from a minor magazine player to one of the largest digital publishers in Mexico and Latin America, successfully sold to a major strategic player in 2017. Mr. Rivera is also the current Co-chair of the Global Future Council for Media and Information of the World Economic Forum and also Chairman of the board of directors for
Make-A-Wish Mexico.

Common Shares Held			NIL

Other Securities Held
Type			Securities Held (#)
DSUs**			7,062

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Aug. 2, 2017	Aug. 2, 2020	3.92	60,000
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000
Apr. 8, 2019	Apr. 8, 2022	2.39	125,000

Board and Committee Membership 2018		Attendance	Other Public Board Memberships
Board		7 of 8	N/A
Page | 20

LORIE WAISBERG
Director Ontario, Canada
Age:77	Status: Independent	Director since: July 6, 2011 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and RX Gold since July 6, 2011)
Mr. Waisberg is a corporate director currently serving as Chairman of the Board of Trustees and a director of Chemtrade Logistics Income Fund and a director of Chantrell Ventures Corp. and Metalex Ventures Ltd. Prior to retirement, Mr. Waisberg served as Executive Vice President, Finance and Administration of Co-Steel Inc., a steel manufacturer. Prior thereto, Mr. Waisberg practiced law with a major Canadian law firm. Mr. Waisberg is accredited as ICD.D by the Institute of Corporate Directors.

Common Shares Held			618

Other Securities Held
Type			Securities Held (#)
DSUs**			46,895

Options Held
Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
Feb. 23, 2016	Feb. 23, 2019***	2.04	41,666
Jan. 13, 2017	Jan. 20, 2020	3.85	60,000
Jan. 2, 2018	Jan. 2, 2021	4.58	80,000
Apr. 8, 2019	Apr. 8, 2022	2.39	125,000

Board and Committee Membership 2018		Attendance	Other Public Board Memberships
Board Audit Committee CCG Committee (Chair)		8 of 8 5 of 5 5 of 5	Chantrell Ventures Corp. Chemtrade Logistics Income Fund (Chairman) Metalex Ventures Ltd.
Page | 21

Corporate Cease Trade Orders, Bankruptcies and Insolvencies

Except as disclosed below, as at the date of this Circular and within the 10 years before the date of this Circular, none of the Nominees:

(a)	is, or has been, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) while the Nominee was serving as a director or chief executive officer or chief financial officer of the relevant company;

(ii)
was the subject of an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and that resulted from an event that occurred while the Nominee was acting as a director, chief executive officer or chief financial officer of the company;

(iii)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets while the Nominee was serving as a director or executive officer of the relevant company or within a year of the Nominee ceasing to act in that capacity; or

(b)
has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets ofthe Nominee.

Mr. Edwards, a Board member of the Company and a Nominee, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

Mr. Pridham, a Board member of the Company and a Nominee, was Chairman on the Board of CHC Student Housing Inc. (“CHC”) when CHC was subject to a management cease trade order that was in effect for more than 30 consecutive days. On May 5, 2017, the Ontario Securities Commission (the “OSC”) issued a management cease trade order against the securities of CHC until CHC prepared and filed its annual audited financial statements, management’s discussion and analysis and related certifications for the period ended December 31, 2016. On July 4, 2017, the OSC revoked the management cease trade order after CHC filed all required records.

Penalties and Sanctions

To the Company’s knowledge, none of the Nominees has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
Page | 22

Additional Information regarding the Board

For additional information regarding the Company’s Board, including compensation, corporate governance practices, independence and directorships of other public company boards, see “Statement of Executive & Director Compensation – Director Compensation” and “Statement of Corporate Governance Practices”.

Item 3 – Appointment of Auditor

Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to re-appoint PricewaterhouseCoopers LLC, Chartered Accountants, Toronto, Ontario (“PwC”) as auditor of the Company to hold office until the close of the next annual meeting of the Company or until the auditor is removed from office or resigns. It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor. PwC has been the Company’s auditor since August 17, 2015.

Unless authority to do so is withheld or in the absence of instruction to the contrary, the persons named in the accompanying proxy intend to vote FOR the re-appointment of PwC as auditor of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

Item 4 – Re-Approval of Deferred Share Unit Plan

The Company has implemented a deferred share unit plan (the “DSU Plan”) for officers, directors, and employees of the Company, prepared in compliance with the policies of the TSX and approved by the Company’s shareholders. The purpose of the DSU Plan is to advance the interests of the Company and its Affiliates by attracting and retaining highly competent persons as directors, officers and employees, to allow such persons to participate in the long term success of the company and to promote a greater alignment of interests between the participants designated under the DSU Plan and the shareholders of the Company. The DSU Plan will be available for inspection and placed before the Shareholders for approval at the Meeting. The DSUPlanisalsopostedontheCompany’swebsiteat https://www.americassilvercorp.com/investors/shareholder-meeting-documents/.

All terms used in this section and not otherwise defined herein have the meanings given to them in the DSU Plan.

The DSU Plan is administered by the CCG Committee under the supervision of the Board. Under the DSU Plan, the CCG Committee grants deferred share units (“DSUs”) to Participants (“DSU Participants”, and each, a “DSU Participant”). The CCG Committee also determines the effective date of the DSU Award, the number of DSUs to be allocated, the terms and conditions of vesting (if any), and such other terms and conditions which the CCG Committee considers appropriate, subject to confirmation by the Board.

Each DSU Award entitles the DSU Participant to receive, subject to adjustment as provided for in the DSU Plan, a lump sum cash payment or, at the Company’s discretion, Common Shares equal to the whole number of DSUs credited to the DSU Participant (plus a cash settlement for any fraction of a DSU). DSU Awards are to be settled in the manner specified by the CCG Committee following the date the DSU Participant ceases to be a director, officer or employee of the Company but not later than December 15th of the calendar year commencing immediately after the DSU Participant ceases to be a director, officer or employee of the Company (the “Settlement Date”).

DSUs are akin to phantom shares that track the value of the underlying Common Share, but do not entitle the DSU Participant to the underlying Common Shares, nor do they entitle a DSU Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the DSU vests (if applicable) and the DSU Participant receives Common Shares. DSUs and all other rights, benefits or interests in the DSU Plan are non-transferrable (other than to the DSU Participant’s beneficiary or estate, as the case may be, upon the death of the DSU Participant).
Page | 23

For the purposes of the DSU Plan, the value of the DSU on the Settlement Date is the market price, being the volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding such Settlement Date (the “VWAP”), but if the Common Shares did not trade on such trading days, the market price shall be average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day.

The Company may from time to time impose trading blackouts in accordance with applicable securities laws during which some or all DSU Participants may not trade in the securities of the Company. If the Settlement Date of any Award of DSUs falls within such a blackout period, it shall be automatically extended to the date which is ten business days following the end of such blackout period.

Subject to applicable regulatory approval, the Board may, in its discretion, without the consent of any DSU Participant, amend or terminate the DSU Plan; provided, however, that no such amendment may, unless required by law, adversely affect the rights of any DSU Participant with respect to the DSUs, the DSU Participant is then entitled to without their written consent. Without limiting the generality of the foregoing, the Board may make the following amendments to the DSU Plan without obtaining Shareholder approval:

(a)	amendments to the vesting provisions of the Plan and any DSU Award Agreement;

(b)
amendments to the terms and conditions of the DSU Plan necessary to ensure that the DSU Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(c)	amendments to the provisions of the DSU Plan respecting administration of the DSU Plan;

(d)	amendments to the provisions of the DSU Plan respecting the terms and conditions on which DSU Awards may be made pursuant to the DSU Plan;

(e)	amendments to the DSU Plan that are of a “housekeeping” nature; and

(f)	any other amendments, fundamental or otherwise, not requiring shareholder approval under the DSU Plan, applicable laws or applicable policies of the TSX.

The Board may not, without the approval of the Company’s shareholders, make the following amendments to the DSU Plan:

(a)	an increase to the DSU Plan maximum or the number of Common Shares reserved for issuance under the DSU Plan;

(b)	amendment provisions granting additional powers to the Board to amend the DSU Plan or entitlements thereunder;

(c)	extension of the termination or expiry of a DSU Award;

(d)	the removal or increase of Insider Participation Limits;

(e)	any change that would materially modify the eligibility requirements for the participation in the DSU Plan; and

(f)	any amendment that permits the assignment or transfer of a DSU other than for normal estate planning purposes.

Page | 24

The Board has determined that the maximum number of Common Shares available for issuance upon redemption of DSUs, combined with the number of Common Shares issuable under all security-based compensation arrangements of the Company (including the Stock Option Plan, the DSU Plan and the RSU Plan, discussed later), will not exceed 10% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares issuable at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

The maximum aggregate value of DSU Awards granted under the DSU Plan to any non-employee director in a one-year period combined with the value of all grants under other security-based compensation arrangements of the Company in such one-year period shall not exceed C$150,000, provided the value of options granted under any stock option plan of the Company shall not exceed C$100,000. The foregoing limitations do not apply to grants made in lieu of directors’ fees.

Since the adoption of the DSU Plan, the Board granted an aggregate of 2,164,161 DSUs to directors of the Company in lieu of fees. The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees earned. As of the date hereof, there are 350,175 DSUs outstanding and the 350,175 Common Shares issuable on settlement of the outstanding DSUs represent approximately 0.50% of the currently issued and outstanding Common Shares.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a  fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the DSU Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders on May 17, 2016, Shareholders are required to approve all unallocated DSUs issuable pursuant to the DSU Plan by no later May 17, 2019. Accordingly, Shareholders are being asked at the Meeting to pass an ordinary resolution, with or without variation, approving all unallocated DSUs, rights or other entitlements under the DSU Plan:

“NOW BE IT RESOLVED THAT:

1.
All unallocated RSUs, rights or other entitlements under the RSU Plan of the Company be and are hereby approved and the Company shall have the ability to grant awards under the RSU Plan until May 15, 2022 and the RSU Plan be and is hereby re-approved; and

2.
Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolutions.”

The TSX requires that the resolution approving all unallocated options, rights or other entitlements under the DSU Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person at the Meeting.

The TSX has conditionally approved the re-approval of the DSU Plan (and the unallocated DSUs, rights and entitlements thereunder), subject to approval of the ordinary resolution in respect of the re-approval of the DSU Plan (and the unallocated DSUs, rights and entitlements thereunder) by a majority of votes cast on the resolution at the Meeting and satisfaction of its other usual conditions. As a result, the holders of Common Shares will be asked at the Meeting to approve the aforementioned ordinary resolution.
Page | 25

Unless the shareholder directs that his or her Common Shares should be voted against the foregoing resolution, the persons named in the enclosed form of proxy intend to vote FOR the resolution approving the unallocated options under the DSU Plan of the Company.

Item 5 – Re-Approval of Restricted Share Unit Plan

At the time of adoption, the Company implemented a restricted share unit plan (the “RSU Plan”) for cash-only redemption of grants, which was subsequently amended on February 23, 2016, as approved by shareholders at the meeting held on May 17, 2016, to allow the Company to settle grants by issuing Common Shares. The purpose of the RSU Plan is to advance the interests of the Company and its Affiliates by attracting and retaining highly competent persons as officers and employees, to allow such persons to participate in the long term success of the company and to promote a greater alignment of interests between the participants designated under the RSU Plan and the shareholders of the Company. Directors are not eligible to participate in the RSU Plan. Currently, the Company has granted restricted share units (“RSUs”) in two situations: (i) as a retention measure to employees, particularly at the projects of the Company and its affiliates who may not participate in the Stock Option Plan, with such grants typically vesting on the third anniversary of the Date of Grant and settled in cash; and (ii) as a cash conservation measure, in lieu of annual incentive cash bonuses awarded to executive officers of the Company, with such grants vesting on the third anniversary of the Date of Grant and becoming payable on such date, unless otherwise approved by the Board and provided for in the applicable Award Agreement. The RSU Plan will be available for inspection and placed before the Shareholders for approval at the Meeting. The RSU Plan is also posted on the Company’s website at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/.

All terms used in this section and not otherwise defined herein have the meanings given to them in the RSU Plan.

When vested, each RSU entitles the Participant (a “RSU Participant”) to receive, subject to adjustments as provided for in the RSU Plan, one Common Share (subject to Shareholder approval of the RSU Plan) or payment in cash for the equivalent thereof. The terms and conditions of vesting (if applicable) of each grant are determined by the CCG Committee at the time of the grant. The vesting of each grant cannot extend beyond December 31st of the third calendar year after the year in which the grant occurred. RSUs may not  be sold, transferred, assigned, pledged or otherwise encumbered or disposed of other than to the RSU Participant’s beneficiary or estate, as the case may be, upon the death of the RSU Participant. RSUs are akin to the DSUs and phantom shares that track the value of the underlying Common Shares, but do not entitle the recipient to the underlying Common Shares until such RSUs vest, nor do they entitle an RSU Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the RSU vests and the RSU Participant receives Common Shares.

Subject to the Board’s discretion to accelerate vesting and the provisions of any applicable Award Agreement, upon the RSU Participant incurring a termination date prior to the RSU vesting date, all RSUs previously credited to such RSU Participant’s account, which did not become vested RSUs on or prior to the RSU Participant’s termination date, shall be terminated and forfeited as of such termination date.

At the time of adoption of the RSU Plan, grants were designed to be settled by a cash payment; however, the Board determined that it was beneficial to amend the RSU Plan to provide the Company with the option of settling grants through the treasury issuance of Common Shares. In the opinion of the Board, this has the benefit of enabling the Company to better manage cash flow upon RSU settlements. In the case of settlement of a grant for Common Shares, the Company would now have  the  option  to  issue  from treasury one Common Share for each RSU held by the RSU Participant eligible to redeem an RSU
Page | 26

For the purposes of the RSU Plan, the value of the RSU on the Redemption Date is the number of RSUs in the RSU Participant’s account times the fair market value of the Common Shares which is the weighted average price of the Common Shares on the TSX for the five days on which the Common Shares were traded immediately preceding such Redemption Date, but if the Common Shares did not trade on such trading days, the fair market value shall be the average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day.

The Company may from time to time impose trading blackouts during which some or all RSU Participants  may not trade in the securities of the Company. If the Redemption Date of any grant falls within such a blackout period, it shall be automatically extended to the date which is ten (10) business days following the end of such blackout period.

Subject to applicable regulatory approval, the Board may, in its discretion, without the consent of any RSU Participant, amend or terminate the RSU Plan; provided, however, that no such amendment may, unless required by law, adversely affect the rights of any RSU Participant with respect to the RSUs, the RSU Participant is then entitled to without their written consent. Without limiting the generality of the foregoing, the Board may make the following amendments to the RSU Plan without obtaining shareholder approval:

(a)	amendments to the vesting provisions of the RSU Plan and any Award Agreement.

(b)
amendments to the terms and conditions of the RSU Plan necessary to ensure that the RSU Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(c)	amendments to the provisions of the RSU Plan respecting administration of the RSU Plan;

(d)	amendments to the provisions of the RSU Plan respecting the terms and conditions on which RSU awards may be made pursuant to the RSU Plan;

(e)	amendments to the RSU Plan that are of a “housekeeping” nature; and

(f)	any other amendments, fundamental or otherwise, not requiring shareholder approval under the RSU Plan, applicable laws or applicable policies of the TSX.

The Board may not, without the approval of the Company’s shareholders, make the following amendments to the RSU Plan:

(a)	an increase to the RSU Plan maximum or the number of Common Shares reserved for issuance under the RSU Plan;

(b)	amendment provisions granting additional powers to the Board to amend the RSU Plan or entitlements thereunder;

(c)	extension of the termination or expiry of an Award;

(d)	the removal or increase of Insider Participation Limits;
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(e)	any change that would materially modify the eligibility requirements for participation in the RSU Plan; and

(f)	any amendment that permits the assignment or transfer of a RSU other than for normal estate planning purposes.

The Board determined that the maximum number of Common Shares available for issuance upon the redemption of RSUs, combined with the number of Common Shares reserved for issuance under all security- based compensation arrangements of the Company (including the Stock Option Plan and the DSU Plan), will not exceed 10% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

As of the date hereof, there are 89,196 RSUs outstanding and the 89,196 Common Shares issuable on settlement of the outstanding RSUs represent approximately 0.13% of the currently issued and outstanding Common Shares.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not  have a  fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the RSU Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders on May 17, 2016, Shareholders are required to approve all unallocated options issuable pursuant to the RSU Plan by no later May 17, 2019. Accordingly, Shareholders are being asked at the Meeting to pass an ordinary resolution, with or without variation, approving all unallocated RSUs, rights or other entitlements under the RSU Plan.

Shareholders will therefore be asked at the Meeting to pass the following ordinary resolution, with or without variation, relating to the approval as described above:

“BE IT RESOLVED THAT:

1.
All unallocated RSUs, rights or other entitlements under the RSU Plan of the Company be and are hereby approved and the Company shall have the ability to grant awards under the RSU Plan until May 15, 2022 and the RSU Plan be and is hereby re-approved; and

2.
Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolutions.”

The TSX requires that the resolution approving all unallocated options, rights or other entitlements under the RSU Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person at the Meeting.

The TSX has conditionally approved the re-approval of the RSU Plan (and the unallocated RSUs, rights and entitlements thereunder), subject to approval of the ordinary resolution in respect of the re-approval of the RSU Plan (and the unallocated RSUs, rights and entitlements thereunder) by a majority of votes cast on the resolution at the Meeting and satisfaction of its other usual conditions. As a result, the holders of Common Shares will be asked at the Meeting to approve the aforementioned ordinary resolution.
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Unless the shareholder directs that his or her Common Shares should be voted against the foregoing resolution, the persons named in the enclosed form of proxy intend to vote FOR the resolution approving the unallocated options under the RSU Plan of the Company.

Item 6 – Re-Approval and Amendment of Stock Option Plan

The Company has adopted the Stock Option Plan for officers, directors, employees and consultants of the Company, prepared in compliance with the policies of the TSX and approved by the Company’s shareholders. Options issued thereunder allow participants to purchase Common Shares at a specified exercise price within a specified maximum exercise period of 10 years. The purpose of the Stock Option Plan is to improve the Company’s long-term financial success by closely aligning the participants’ personal interests with those of the Company’s shareholders. See “Longer Term Incentives – Option Based Awards and Restricted Share Units” for a more detailed description of the Stock Option Plan. The Amended and Restated Stock Option Plan (as defined herein) will be available for inspection and placed before the Shareholders for approval at the Meeting. The full text of the Amended and Restated Option Plan is also attached as Schedule “A” to this Circular. The Amended and Restated Stock Option Plan is also posted on the Company’s website at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/.

All terms used in this section and not otherwise defined herein have the meanings given to them in the Amended and Restated Stock Option Plan, which is attached as Schedule “A” to this Circular.

The Stock Option Plan was amended and restated effective January 30, 2015 in order to adopt certain amendments to the Company's previous stock option plan. The amendments were made to include a cashless exercise feature, to provide for earlier notice of a change of control transaction and to provide for the eventual termination, at the discretion of the Board, of vested options following the completion of a change of control. The amendments also provide additional clarifications regarding the right of the Company to satisfy its obligation to remit withholding taxes on the exercise of options. The remaining amendments were of a “housekeeping” nature. Each of the amendments was permitted by the terms of the Company's previous stock option plan to be made by the Board without further approval by the Shareholders.

In connection with the Meeting, the Company is proposing to amend and restate the Stock Option Plan (the “Amended and Restated Stock Option Plan”) so that it contains revised provisions to ensure the Amended and Restated Stock Option Plan contains features and provisions that are consistent with stock option plans recommended by proxy advisory firms. Specifically, the Board has approved, effective April 18, 2019, subject to approval by shareholders at the Meeting, the following changes to the Stock Option Plan:

1)	establishment of certain non-executive director participation limits (which are aligned with the similar limitations provided for in the DSU Plan);

2)	revisions to the amendment provisions addressing amendments to the option plan that require shareholder approvals or may be made without such shareholder approvals;

3)	revisions to the vesting provisions upon a Change of Control; and

4)	certain “housekeeping” amendments and other clarifications (collectively, the “Stock Option Plan Amendments”).
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The following is a summary only of the amendments effected by the Amended and Restated Option Plan and is qualified by reference to the full text of the Amended and Restated Option Plan. A copy of the Amended and Restated Option Plan is attached as Schedule “A” to this Circular. A blackline marking the changes to the Stock Option Plan will also be posted on the Company’s website at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/.

Limitations on Non-Executive Director Participation

The Amended and Restated Option Plan adds a provision limiting (i) the maximum aggregate number of Common Shares reserved for issuance to all Non-Executive Directors (as defined in the Amended and Restated Stock Option Plan) under the Amended and Restated Stock Option Plan and all other security-based compensation arrangements of the Company to 1% of the total number of Common Shares then issued and outstanding; (ii) the maximum value of Options granted under the Amended and Restated Stock Option Plan to any Non-Executive Director in a one-year period to C$100,000; and (iii) the maximum aggregate value of all awards granted under the Amended and Restated Stock Option Plan to any Non-Executive Director combined with the value of all grants under other security-based compensation arrangements of the Company in such one-year period to C$150,000.

Revisions to Amendment Provisions

The Amended and Restated Stock Option Plan also revises the amendment provisions addressing the amendments to the Stock Option Plan that may be made with and without shareholder approval. Specifically, the Board may not, without the approval of the Corporation’s shareholders, make amendments to the Amended and Restated Stock Option Plan or an Option granted under the Amended and Restated Stock Option Plan with respect to the following:

(a)	an increase to the maximum number or percentage of securities issuable under the Amended and Restated Stock Option Plan;

(b)	a reduction in the exercise price of an outstanding Option or other entitlements under the Amended and Restated Stock Option Plan;

(c)	any cancellation and reissue of Options or other entitlements;

(d)
any change to the definition of “Eligible Person” set out in the Amended and Restated Stock Option Plan where such change may permit Non-Executive Directors to participate on a discretionary basis under the Amended and Restated Stock Option Plan;

(e)	an amendment to the prohibition on transferring or assigning Options under the Amended and Restated Stock Option Plan;

(f)
an amendment to the amendment provisions in the Amended and Restated Stock Option Plan so as to increase the ability of the Board to amend the Amended and Restated Stock Option Plan without the approval of the Company’s shareholders;

(g)	an amendment that extends the term of Options beyond their original expiry; and

(h)	any changes to the limits on the number of Common Shares issuable under the Amended and Restated Stock Option Plan, including the limits on Non-Executive Director participation as described above.

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Revisions to Change of Control Provision

The Amended and Restated Stock Option Plan also revises the provision relating to vesting upon a Change of Control to provide that upon a Change of Control, any Option held by any Participant that is not fully vested on the date that that the Change of Control occurs shall, subject to required approvals, vest immediately prior to the Change of Control, and all Options held by the Participant shall be immediately exercisable within a 30-day period; (ii) all rights of the Participant to the Option or to exercise the Option shall terminate upon the expiration of such 30-day period; and (iii) the Company may also or instead determine, in its sole discretion, that all such outstanding Options may be purchased for an amount per Option equal to the fair market value of a Common Share based on the consideration payable in the applicable transaction as determined by the Board. For further information, see the full text of the Amended and Restated Option Plan attached as Schedule “A” to this Circular.

Apart from the Stock Option Plan Amendments and certain other non-substantive amendments of a “housekeeping” nature to permit greater clarity and consistency, the Amended and Restated Stock Option Plan is substantially identical to the Stock Option Plan in all material respects.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not  have a  fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the Stock Option Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders on May 17, 2016, Shareholders are required to approve all unallocated options issuable pursuant to the Stock Option Plan by no later May 17, 2019. Accordingly, Shareholders are being asked at the Meeting to pass a resolution approving all unallocated options, rights or other entitlements under the Stock Option Plan.

The Board has determined that the maximum number of Common Shares available for issuance upon the exercise of stock options, combined with the number of Common Shares reserved for issuance under all security-based compensation arrangements of the Company (including the DSU Plan and the RSU Plan), will not exceed 10% of the issued and outstanding Common Shares at the date of the grant. The maximum number  of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

Options granted under the Stock Option Plan must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. Subject to the Stock Option Plan and exercise as otherwise determined by the Board, if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable on or before the earlier of the expiry date of the Option and 90 days after the Termination Date. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. If a Participant dies while an Eligible Person, the legal representative of the Participant may exercise the Participant’s Options on or before the earlier of the expiry date of the Option and the date that is 12 months after the date of the Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death. For further information, see the full text of the Amended and Restated Option Plan, attached as Schedule “A” to this Circular.
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As at April 15, 2019, stock options to purchase a total of 6,579,993 Common Shares were issued and outstanding under the Stock Option Plan, representing approximately 9.37% of the issued and outstanding Common Shares on such date.

If the resolution approving all unallocated options, rights and entitlements under the Stock Option Plan is not approved by the Shareholders at the Meeting, then currently outstanding options will continue in full force and be unaffected; however, no new grants of options will be made pursuant to the Stock Option Plan and currently outstanding options that are subsequently cancelled or terminated will not be available to be re-granted by the Company.

Shareholders will therefore be asked at the Meeting to pass the following ordinary resolution, with or without variation, relating to the approval as described above:

“BE IT RESOLVED THAT:

1.	The Amended and Restated Option Plan (being the Stock Option Plan, as amended by the Stock Option Plan Amendments) be and is hereby approved;

2.
All unallocated options, rights or other entitlements under the Amended and Restated Stock Option Plan be and are hereby approved and the Company shall have the ability to grant awards under the Amended and Restated Stock Option Plan until May 15, 2022; and

3.
Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolutions.”

The full text of the Amended and Restated Stock Option Plan is set out in Schedule “A” appended to this Circular.

The TSX requires that the resolution approving all unallocated options, rights or other entitlements under the Stock Option Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person at the Meeting.

The TSX has conditionally approved the re-approval of the Stock Option Plan (and the unallocated options, rights and entitlements thereunder) and the proposed Stock Option Plan Amendments, subject to approval of the ordinary resolution in respect of the re-approval of the Stock Option Plan (and the unallocated options, rights and entitlements thereunder) and the Stock Option Plan Amendments, by a majority of votes cast on the resolution at the Meeting and satisfaction of its other usual conditions. As a result, the holders of Common Shares will be asked at the Meeting to approve the aforementioned ordinary resolution.

Unless the shareholder directs that his or her Common Shares should be voted against the foregoing resolution, the persons named in the enclosed form of proxy intend to vote FOR the resolution approving the Amended and Restated Stock Option Plan and the unallocated options under the Stock Option Plan of the Company.

Item 7 – Amendment of Company’s By-Laws
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The Company’s initial by-law was first adopted by the Board and approved by Shareholders at the Company's annual and special meeting held on June 9, 2008 and subsequently amended by the adoption of By-Law Number Two to introduce an advance notice requirement in connection with Shareholders intending to nominate directors in certain circumstances. The by-laws, as amended by By-Law Number Two, were confirmed by the Shareholders at the Company's annual and special meeting held on June 13, 2013. The by-laws were then repealed and replaced with a consolidated set of by-laws (the “By-Laws”) at the Company’s annual and special meeting held on May 19, 2015.

In light of the recent completion of the Pershing Transaction and in connection with a more general review of the By-Laws to consider recommendations of major proxy advisory firms and market practice, the Board determined that it was in the best interests of the Company to amend the By-Laws (as so amended, the “Amended By-Laws”). Specifically, the Board has adopted, effective April 18, 2019, the following changes to the By-Laws:

1)
amending the provision of the By-Laws dealing with the number of directors to provide that the number of directors shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the Company’s articles of incorporation;

2)	updating the advance notice requirements contained in the By-Laws to bring them into line with the recommendations from proxy advisory firms and current market practice;

3)
increasing the quorum for a meeting of shareholders from 10% to 25% of the issued shares, in line with the recommendations of proxy advisory firms, and specifying that only the shares entitled to vote at a meeting shall be counted in determining quorum; and

4)	making certain “housekeeping” amendments and other clarifications.

The following is a summary only of the amendments effected by the Amended By-Laws and is qualified by reference to the full text of the Amended By-Laws. A copy of the Amended By-Laws is attached as Schedule “B” to this Circular. The full text of the Amended By-Laws is also available on the Company’s website at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/ and has been filed with the Canadian Securities Administrators under the Company’s profile on SEDAR at www.sedar.com. A blackline marking the changes to the By-Laws is posted on the Company’s website at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/.

Number of Directors

The By-Laws previously provided that the number of directors would, if minimum and maximum numbers of directors were set out in the articles of the Company, be the number of directors elected by shareholders at the most recent meeting of shareholders. In connection with the acquisition of Pershing, the By-Laws were amended in order to permit the Board to increase the size of the Board and to appoint Mr. Stephen Alfers as a director of the Company. The Amended By-Laws provide that, until changed in accordance with the CBCA, the number of directors of the Company shall be not fewer than the minimum number and not more than the maximum number provided for in the Company’s articles.

Advance Notice Requirements

The Amended By-Laws delete the provisions of the By-Laws relating to advance notice of director nominations and replace them with updated advance notice requirements that are in keeping with the current recommendations of major proxy advisory firms and market practice. In particular, the Amended By-Laws make the following substantive changes to the advance notice requirements:
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-	increase the minimum notice period by which a nominating shareholder must provide notice to the Company of its intention to nominate a director or directors to the Board from 30 days prior to a shareholders’ meeting to 40 days prior to a shareholders’ meeting, where notice-and-access is used for delivery of proxy-related materials and the date on which the first public announcement of the date of the meeting is made (the “Notice Date”) was less than 50 days prior to the date of the meeting;
-	revise the information that must be included in respect of the proposed nominee director and the nominating shareholder for the notice to be valid; and
-	modernize the manner in which notices must be provided under the by-law, and include other minor amendments of an administrative or clerical nature.

Other than with respect to meetings for which notice-and-access is used to send proxy-related materials to shareholders, the minimum notice period by which a nominating shareholder must provide notice to the Corporation of its intention to nominate director(s) to the Board remains unchanged at 30 days prior to a shareholders' meeting (or, where the Notice Date is less than 50 days prior to the meeting date, within ten days of the Notice Date).

The Company believes that the amendments to the advance notice provisions in the Amended By-Laws conforms to the published guidelines of major proxy advisory firms and current market practice.

Changes to Quorum for Meetings of Shareholders

The Amended By-Laws also increase the quorum requirement for meetings of shareholders. Under the Amended By-Laws, quorum for a meeting of shareholders is not less than two persons holding or representing by proxy not less than 25% of the total number of the issued shares of the Company entitled to vote at such meeting. Previously, quorum was set at 10% of the issued shares of the Corporation.

The Company considers the amendments to the quorum requirements desirable in order to (a) clarify that the number of issued non-voting preferred shares issued in connection with the Pershing Transaction shall not be counted in determining quorum and (b) to bring the Company’s quorum requirements in line with the published guidelines of major proxy advisory firms.

Housekeeping Amendments

The Amended By-Laws also contain certain amendments of a housekeeping nature.

Required Approval and By-Laws Amendment Resolution

The Amended By-Laws are in effect until they are confirmed, confirmed as amended, or rejected by Shareholders at the Meeting. If confirmed, they will continue in effect. If the Amended By-Laws are not confirmed by Shareholders at the Meeting, they will cease to be effective. Accordingly, Shareholders are being asked to confirm the Amended By-Laws at the Meeting so that the Amended By-Laws can continue in effect.

The text of the resolution approving the Amended By-Laws (the “By-Laws Amendment Resolution”) is set out below. The By-Laws Amendment Resolution must be approved by a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting.
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In the event that the By-Laws Amendment Resolution receives the requisite shareholder approval, the By-Laws will be amended in accordance with the By-Laws Amendment Resolution. In the event that the By-Laws Amendment Resolution does not receive the requisite shareholder approval, the By-Laws will remain in effect following the Meeting.

The Board has unanimously concluded that the Amended By-Laws are in the best interest of the Company and unanimously recommends that all Shareholders vote in favour of the ordinary resolution and thereby confirm the Amended By-Laws.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the approval of the By-Laws Amendment Resolution at the Meeting.

Shareholders will be asked at the Meeting to consider and, if deemed appropriate, to pass the following ordinary resolution:

“BE IT RESOLVED THAT:

1.
the amended by-laws of Americas Silver Corporation (the “Corporation”), as adopted by the board of directors of the Corporation effective April 18, 2019 and in the form attached as Schedule “B” to the management information circular of the Corporation dated April 18, 2019, be and hereby are confirmed as the by-laws of the Corporation, and all other by-laws of the Corporation are hereby repealed; and

2.
any officer or director of the Corporation be and is hereby authorized to take such actions as such officer or director may determine necessary or advisable to implement the foregoing resolution, such determination to be conclusively evidenced by the taking of any such actions.”

Item 8 – Amendment of the Articles of Incorporation – Name Change

At the meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass a special resolution (the “Name Change Resolution”), authorizing the Board to amend the Articles to effect the change of name of the Company from “Americas Silver Corporation” to “Americas Gold and Silver Corporation” or such other name as may be accepted by the relevant regulatory authorities and approved by the Board (the “Name Change”). Following the completion of the Pershing Transaction, the Company has a diversified portfolio of gold and silver assets in the Americas. The Name Change is designed to eliminate any confusion and better align the Company’s name with its current identity as it focuses on growth in gold and silver.

Completion of the Name Change will be conditional on the Company obtaining the requisite shareholder approval and the approval of the TSX. The Company has obtained conditional approval from the TSX for the Name Change subject to the fulfillment of any required conditions. The Company intends to complete the Name Change as soon as practicable following receipt of the requisite shareholder approval. Following the Name Change, the Company will continue to trade under the symbol “USA” on the TSX and the NYSE American until further notice.

To be effective, the Name Change Resolution must be approved by two-thirds of the votes cast by the Shareholders entitled to vote, present in person or represented by proxy at the Meeting.

The text of the Name Change Resolution is set out below:
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“BE IT RESOLVED, as a special resolution of the holders of common shares (the “Shareholders”) of Americas Silver Corporation (the “Company”), that:

1.
The name of the Company be changed to “Americas Gold and Silver Corporation” or such other name as may be accepted by the relevant regulatory authorities, including the Toronto Stock Exchange, and approved by the board of directors of the Company, and that the articles of the Company be amended to reflect such change;

2.
The directors of the Company may, in their sole discretion and without further notice to, or approval of, the Shareholders of the Company, act upon the foregoing resolution to effect the change of name or, if deemed appropriate, determine not to proceed with the change of name or to otherwise give effect to this special resolution, at any time prior to the change of name becoming effective;

3.
Any one director or officer of the Company be and is hereby authorized and directed, for and in the name of and on behalf of the Company, to execute (whether under the corporate seal of the Company or otherwise) and deliver, or cause to be executed and delivered, and to sign and/or file, or cause to be signed and/or filed, as the case may be, all articles, applications, declarations, notices, instruments and other documents, and to do or cause to be done all such other acts and things, as such director or officer may determine to be necessary or desirable to implement this resolution and to give full force and effect to the matters authorized hereby, including, without limitation, the execution and delivery of articles of amendment in the prescribed form, the execution, signing or filing of any such articles, application, declaration, notice, instrument or other document or the doing of any such act or thing being conclusive evidence of such determination; and

4.	Upon articles of amendment having become effective in accordance with the Canada Business Corporations Act, the articles of the Company are amended accordingly.”

For the reasons indicated above, the Board believes that the Name Change is in the best interests of the Company and its Shareholders and, accordingly, the Board recommends that Shareholders vote FOR the approval of the Name Change Resolution. Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the Name Change Resolution at the Meeting.

***

STATEMENT OF EXECUTIVE & DIRECTOR COMPENSATION

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Company is required to disclose all direct and indirect compensation provided to certain executive officers and directors for, or in connection with, services they provided to the Company in the previous financial year, as outlined in more detail in Form 51-102F6 Statement of Executive Compensation (“NI 51-102F6”). Accordingly, set out below under the heading “Compensation Discussion and Analysis” are details of the executive compensation amounts provided to certain current and former executive officers and directors of the Company for services they have provided to the Company during the most recently completed financial year. Included in the disclosure set out below is a discussion and analysis of the significant elements of the compensation awarded to, earned by, paid to, or payable to certain current and former executive officers and directors of the Company. The objective of this disclosure is to provide insight into executive compensation decisions made by the Company during the most recently completed financial year.

In this section, the individuals in the “Summary Compensation Table” are referred to as the “named executive officers” or “NEOs”.
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Compensation Discussion and Analysis

Overview of Executive Compensation Program

The Company’s overall strategic objective is to expand its production through the development of its own projects and consolidation of complementary projects. As part of its business strategy the Company is focused on:

(i)	executing operational targets (including safety, costs, production, and environmental);
(ii)	maintaining a strong financial position;
(iii)	enhancing value through project development and continuous improvement of its existing operations; and
(iv)	disciplined growth through additional, value-enhancing, merger and acquisition opportunities.

The goal of the Company’s compensation program is to support the above strategic objectives by attracting, retaining and inspiring performance by members of senior management to further the future success and growth of the Company through competitive compensation, paying for performance, aligning compensation with the shareholders’ interests, and providing the flexibility necessary to accommodate the needs of the Company in changing business and market conditions.

In particular, the Company’s compensation program aims to support growth by rewarding:

(i)	individual skill and experience of executives;
(ii)	corporate and individual performance objectives; and
(iii)	long-term appreciation of the Company’s share price.

Compensation Review Process

The CCG Committee assists the Board in overseeing certain compensation and succession planning matters as well as fulfilling the corporate governance and director nominating responsibilities of the Company. The CCG Committee is composed of: Lorie Waisberg (Chair), Gordon E. Pridham, and Alex Davidson, each of whom is “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). Each of the members of the CCG Committee has direct experience in the management and administration of compensation matters in their role as an executive officer or a board member. This experience has involved the planning and development of such programs and an analysis of competitive trends in compensation and pay for performance practices. Collectively, the attributes and experiences of the members ensure that the CCG Committee will function effectively in reviewing, assessing and recommending to the Board appropriate compensation and corporate governance policies and practices for the Company.

The CCG Committee has the responsibility of maintaining awareness of competitive compensation practices and of reviewing and reporting to the Board, on at least an annual basis, recommendations on compensation packages for the executive officers and directors of the Company. The CCG Committee generally assumes responsibility for assisting the Board in respect of compensation policies for the Company, and in conjunction with the CEO, assessing the performance of the officers of the Company in fulfilling their responsibilities and meeting business objectives. The CCG Committee, following input from the Board, also annually assesses the performance of the CEO.

CCG Committee business includes a review of the attainment of performance targets established for the payout, if any, of the annual cash bonus awards for the current year as well as the proposed bonus targets for the next following year including selection of the performance criteria, establishment of the performance targets, the participants in the executive incentive bonus programs, the percentage of a participants salary subject to an award and the establishment of individual and corporate objectives. The end-of-year meeting of the CCG Committee may also include a review and recommendation to the Board of proposed changes to base salary as well as the proposed grant of long term incentive awards comprised of time based share unit awards (“restricted share units” or “RSUs”) or stock options to acquire the Company’s Common Shares (“Options”) to eligible participants.
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In conducting its review, the CCG Committee has regard to current compensation levels and practices including published industry surveys, independent reports and other publicly available data. The CCG Committee also retained the services of an independent compensation consultant in connection with its review in 2018 to assist in fulfilling its responsibilities, with a view to ensuring that the compensation arrangements are supportive of the Company meeting its business objectives. The compensation arrangements are then reviewed by the CCG Committee having regard to the above-mentioned practices and data as well as internal data and recommendations provided by the CEO. The review of proposed compensation matters by the CCG Committee and the approval thereof by the Board (both of which are comprised of a majority of independent directors) provides the independent directors with significant input into such compensation decisions. See “Board Committees - Compensation and Corporate Governance Committee” for further details on the responsibilities of the CCG Committee.

In addition, in December 2017, the CCG Committee engaged the services of Accompass Inc. (“Accompass”), an independent executive compensation consulting firm. Accompass is independent of management, well- qualified and represents the interests of shareholders when advising the CCG Committee and the Board. All work conducted by Accompass is pre-approved by the CCG Committee and Accompass does not provide any non-Board approved services to the Company. The CCG Committee takes Accompass’ reports and recommendations, as provided, into consideration when assessing compensation structure and awards, but ultimately makes its own decisions and recommendations for the Board to approve.

Specifically, during 2018, Accompass was retained to provide the CCG Committee to conduct a competitive compensation benchmarking review for the Board. Accompass’ fees incurred for these services in 2018 are as follows:

Fiscal Year	Executive Compensation-Related Fees	All Other Fees
2018	$17,500	N/A

Based on the review that was conducted by Accompass and the recommendations provided, the CCG Committee recommended that the Board approve the following changes in remuneration:

Directors

1.
Increase the annual retainer from $40,000 to $50,000 to be paid 80% cash and 20% CSUs. Accordingly, there will be no option to increase the DSU amount, as it would be counted towards the total of 10% for equity plans permitted by TSX.

2.	Set the target for annual remuneration at $135,000, which would be a sum of the $50,000 set as the annual retainer fee and $85,000 in options.
3.	Mandate that the Chair of the Board be paid a premium of $25,000, as opposed to $20,000, while receiving substantially the same compensation as the other directors.
4.	Increase the remuneration of the Chair of the CCG Committee from $7,500 to $10,000.

NEOs

1. Set the remuneration for all NEOs of the Company as follows:
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NEO	Base Salary	STIP Target (percentage of base salary)	Option Target (percentage of base salary)
CEO	C$360,000	100%	100%
COO	C$300,000	75%	75%
CFO	C$285,000	60%	60%
CLO	C$270,000	50%	50%

Change of Control and Termination Formulae
1.	Leave the Company’s termination without cause formula for all NEOs as is.
2.	Leave the CEO’s change of control formula as is.
3.
For all other NEOs, adjust the change of control formula to be 18 months and 1 month for every year of service multiplied by a sum of the current base salary and the average of the NEO’s bonus over the last three years.

Elements of Executive Compensation

The Company’s executive compensation program consists of the following elements: (i) base salary; (ii) annual performance-based incentives; (iii) long-term compensation consisting of equity stock options and restricted share units; and (iv) medical and other benefits.

COMPENSATION ELEMENT	SUMMARY AND PURPOSE OF COMPENSATION ELEMENT
Base Salary
Base salaries form a central element of the Company’s compensation mix and are used as a measure to compare to, and remain competitive with, compensation offered by competitors and as the base to determine other elements of compensation and benefits. Base salaries are generally fixed and therefore not subject to uncertainty.

Annual Performance-Based Incentive
While base salaries are fixed, annual bonuses are tied to performance and are a variable component of compensation designed to reward NEOs for maximizing operating and financial performance of the Company. Annual bonuses are paid at the discretion of the Board and are determined based on a number of factors, including financial and operational performance. These bonuses are intended to capture quantitative and qualitative assessments of performance.

Longer Term Incentives - Stock Options and Restricted Share Units
The granting of stock options is a variable component of compensation intended to reward the Company’s executive officers and Directors for success in achieving sustained, long-term profitability and increases in stock value, and aligning interests with shareholders. Restricted share units are time-based and may be granted to NEOs and other Company personnel. Share unit awards similarly align interests with shareholders and support long term Company objectives.

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Other Compensation
The Company’s benefit plans provide financial coverage in the event of illness, disability or death. The Company’s executive employee benefit program includes life, medical, dental and disability insurance. At the Company’s operations, the Company has also paid other benefits to its senior staff including car and housing allowances.

Below is a description of why the Company currently chooses to pay each element of compensation and how the amount to be paid for each element is determined.

Base Salary

To ensure the Company will continue to attract and retain qualified and experienced executives, base salaries are reviewed and, if appropriate, adjusted annually in order to ensure they remain competitive for comparable companies and realities in the market. The CCG Committee reviews the recommendations of the CEO and recommends to the Board base salaries for executive officers taking into consideration the individual’s performance, contributions to the success of the Company, and internal equities among positions. Nospecific weightings are assigned to each of the above factors; instead a subjective determination is made based on a general assessment of the individual relative to such factors.

Annual Performance Based Incentive

An important aspect of the compensation strategy is to encourage and recognize strong levels of performance by linking achievement of more specific short-term (i.e., yearly) goals, such as the execution and implementation of the Company’s stated objectives and plans, with variable compensation in the form of an annual bonus or short-term incentive awards. The bonus can be expressed as a percentage of annual base salary with a maximum amount stipulated and is awarded at the discretion of the Board as recommended by the CCG Committee with input from the CEO. Target bonus awards currently range from 30% to 100% of the base salary of the executive team. The incentive bonus plan for the Company leadership team consists of a split of corporate and individual objectives comprising 60% and 40% of the bonus opportunity respectively.

Any bonuses awarded in early 2018 for 2017 performance were determined by considering a number of factors, including the following corporate performance factors (results in italics):

(i)
total shareholder return – as measured against nine other comparable companies, with bonus opportunity measured on a sliding scale from 0-200% depending on the Company’s relative position at the end of 2017 – (7th performer);[1]

(ii)	achieving guidance for silver production and “all-in” cost guidance – (not achieved); [2]

(iii)	identify and acquire next phase of growth – (identified Zone 120 addition, increase in life of mine at San Rafael and significant increase in San Felipe resource); and

(iv)
an overall 10% reduction in the company safety incidents as measured by reportable Lost Time Incident Frequency Rate and Medical Aid Incident Frequency Rate – (achieved but consistency of application requires improvement).

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A summary of bonus opportunity and the assessment for 2018 with respect to the Company’s corporate objectives is set forth below.

OBJECTIVES	CORPORATE				TOTAL
	Total Shareholder Return	Production/Costs Guidance	Identify and Acquire Next Phase of Growth	Safety/Compliance Metric
Bonus Opportunity	15%	25%	15%	5%	60%
Assessment	5%	0%	15%	1%	21%
____________________________________
1 The comparable companies used for 2018 were as follows: : Alio Gold Inc., Ascendant Resources Inc., Aura Minerals Inc., Avino Silver and Gold Mines Ltd., Copper Mountain Mining Corp., Endeavour Silver Corp., Excellon Resources Inc., Fortuna Silver Mines Inc., Great Panther Silver Ltd., Impact Silver Corp., Klondex Mines Ltd., Mandalay Resources, Premier Gold Mines Ltd., Sierra Metals Inc., Trevali Mining Corporation. These companies were chosen based on their similarities to the Company including size, stage of development, production, and location of operations.
2 The Company’s guidance for 2018 was production of 2.0-2.5 million silver ounces at all-in sustaining costs of less than or equal to $10.0 per ounce. Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS financial performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2018 year-end and quarterly MD&A.

Individual objectives (40% of bonus opportunity) are intended to support the operational and strategic goals of the Company and may be subject to subjective determination as to their achievement by the CCG Committee and Board. Performance relative to these objectives is also expected to be qualitatively assessed in the context of circumstances and challenges arising throughout the year.

Actual bonus amounts were determined in reference to the ranges in the employment contracts of the NEOs. A summary of the target award percentages and the actual bonuses paid for 2018 for each NEO is set forth below. Note that NEOs elected to receive 25% of awarded cash bonuses in the form of RSUs (which may be settled in either Common Shares or cash). The number of RSUs granted equaled the dollar amount of the bonus payable by way of RSUs divided by the average closing price of the Common Shares for the five trading days immediately preceding the end of the fiscal year and grossed up by a factor of 1.25 to reflect the added risk of deferral exposure to the stock price. The award agreements for deferred payment provide that the RSUs granted thereunder vest immediately, but may be redeemed only on a future date but otherwise immediately(i) in the event of a change in control of the Company, or (ii) upon the termination or death of the executiveofficer. In the event of termination, vested, cash-settled RSUs may not be redeemed until the first and second anniversary dates of grant unless otherwise agreed by the CCG Committee. The CCG Committee retains discretion to at any time permit the acceleration of vesting or redemption dates (and resulting cash payment r exchange) as may be authorized by the Board

TITLE	INDIVIDUAL ASSESSED(1)	CORPORATE ACHIEVEMENTS(2)	TOTAL ASSESSED(3)	CASH PAY- OUT(4)	DEFERRED AMOUNT(4)	RSUs GRANTED(5)
Total Corporate	-	-	-	$327,691	$88,478	34,920
CEO	24%	55%	79%	$121,500	$38,942	24,172
COO	18%	55%	73%	$65,813	$21,094	3,094
CFO	31%	55%	86%	$66,690	$21,375	3,268
SVP/CLO	30%	55%	85%	$51,638	-	-
VP Technical Services	21%	55%	76%	$22,050	$7,067	4,386
(1)	Percentage assessed, of maximum 40% individual bonus opportunity.
(2)	Percentage assessed, as disclosed above, of maximum 60% of bonus opportunity
(3)	Represents percentage of achievement of overall bonus opportunity, corporate (60%) and individual (40%).
(4)	All amounts in U.S. dollars. Amounts that were paid in Canadian dollars have been converted to U.S. dollars using an exchange rate of 1.30 for 2018. Cash pay-out paid out in 2019.
(5)
Represents payment of deferred annual incentive bonus for 2018 issued as RSUs. The number of RSUs granted equaled the dollar amount of the bonus payable by way of RSUs multiplied by 1.25 divided by the average closing price of the Common Shares for the five-trading day immediately preceding the date of grant.

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Longer Term Incentives – Option Based Awards and Restricted Share Units

The long-term equity portion of executive compensation is designed to align the interests of executive officers with those of shareholders by encouraging equity ownership through awards of Options to purchase the Company’s Common Shares, to motivate executives and other key employees to contribute to an increase in corporate performance and shareholder value, and to encourage the retention of executive officers and other key employees by vesting Options over a period of time and in particular during difficult economic periods when salaries and bonuses are restricted by necessity.

The Amended and Restated Stock Option Plan (the “Stock Option Plan”) dated effective January 30, 2015, was approved by shareholders at the annual and special meeting of shareholders held on May 17, 2016. The Board may amend, suspend or terminate the Stock Option Plan or any portion thereof only in accordance with applicable legislation, and subject to any required stock exchange or shareholder approval. Without limiting the generality of the foregoing, certain amendments, including those of a clerical or “housekeeping” nature or to reflect changes in applicable law, may be made without further approval by shareholders. No amendment, suspension or termination can impair any outstanding Options without consent of the applicable participant. Options are only assignable upon the participant’s death.

In connection with the Meeting, the Company is proposing to approve the Stock Option Plan Amendments. See “Item 6 – Re-Approval and Amendment of Stock Option Plan” for further information. The full text of the Amended and Restated Stock Option Plan is attached as Schedule “A” to this Circular and has been posted on the Company’s website at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/.

The timing of the grant, and number of Common Shares made subject to option with respect to Options proposed to be granted by the Company to its executive officers is recommended by the CEO, reviewed and recommended (or revised, if thought appropriate) by the CCG Committee, and approved by a resolution of the Board. Consideration in determining option grants is given to, amongst other things, the total number of Options outstanding, current and future expected contribution to the advancement of corporate objectives by such individual, the position of the individual, tenure, and the status of previous option grants to such individuals. No specific weightings are assigned to each factor; instead a subjective determination is made based on an assessment of the individual relative to such factors. Grants of Options also comprise a portion of the compensation package offered to attract and retain new directors and executive officers to the Company. The periodic consideration of such awards typically takes place annually early in the fiscal year. Options granted by the Board are priced at the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant.

Details of the Options granted in 2018 are as follows:

●	January 2, 2018 – 560,000 Options granted to independent directors (80,000/director) and 760,000 Options granted among officers and certain employees with an exercise price of $4.58; and

●	January 2, 2018 – 10,000 Options granted to a consultant with an exercise price of $4.58, approved by the Board for investor relations; and

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●	January 25, 2018 – 40,000 Options granted to a certain employee with an exercise price of $5.55, approved by the Board for investor relations; and

●	May 15, 2018 – 25,000 Options granted to a consultant with an exercise price of $4.72, approved by the Board for investor relations; and

●	November 23, 2018 – 40,000 Options granted to a certain employee with an exercise price of $2.00, approved by the Board for investor relations.

The Options vest over a two-year period (1/3 upon grant, 1/3 on the first anniversary of the grant date and 1/3 on the second anniversary of the grant date) and expiring in three years. All such Options vest immediately upon a change of control of the Company or upon an applicable director ceasing to be on the Board in connection with a transaction involving the Company.

The Board adopted the RSU Plan dated effective January 30, 2015 for cash-only redemption of grants. The Board amended the RSU Plan effective February 23, 2016 to allow for either cash redemption or security-based redemption of the Company’s option, and the RSU Plan was approved by shareholders at the annual and special meeting of shareholders held on May 17, 2016. The above discussion on rationale and the granting process with respect to Options is generally applicable to RSUs. Currently the Company has granted RSUs in two situations: (i) as a retention measure to employees, particularly at the projects of the Company and its affiliates who may not participate in the Stock Option Plan, with such grants typically vesting on the third anniversary of the date granted and settled in cash; and (ii) as a cash conservation measure, in lieu of annual incentive cash bonuses awarded to executive officers or corporate staff of the Company, with such grants vesting immediately but not fully redeemable until the first or second anniversary of the date of grant. The Board may amend the RSU Plan at its sole discretion subject to applicable legislation and subject to any required stock exchange or shareholder approval. Without limiting the generality of the foregoing, certain amendments, including those relating to vesting, or of a clerical or “housekeeping” nature or to reflect changes in applicable law, may be made without further approval by shareholders. The Board must seek the approval of the Company’s shareholders certain matters, including: (i), an increase to the plan maximum; (ii), an amendment to the amendment provisions; (iii), extension to termination or expiry of an award; (iv), alteration of insider participation limits; (v), an amendment that would result in the modification of the eligibility requirements of the RSU Plan; and (vi), any amendment that permits the assignment or transfer of a RSU other than for estate planning. No amendment, suspension or termination can impair any outstanding RSUs without consent ofthe applicable participant. RSUs are only assignable upon the Participant’s death.

When vested, each RSU entitles the RSU Participant to receive, subject to adjustments as provided for in the RSU Plan, one Common Share or payment in cash for the equivalent thereof based on the weighted average trading price of the Common Shares on the five trading days immediately preceding the Redemption Date. The terms and conditions of vesting (if applicable) of each grant are determined by the CCG Committee at the time of the grant.

The DSU Plan dated effective July 1, 2015, was approved by shareholders at the annual and special meeting of shareholders held on May 17, 2016. The purpose of the DSU Plan is to promote a greater alignment of the interests between the participants and the shareholders of the Company. Similar to the RSU Plan, the Board has the sole discretion to amend the DSU Plan barring certain limitations, similar to those prescribed in the RSU Plan, which require shareholder approval. The benefits of the DSU Plan are only assignable upon the Participant’s death.
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The Company may grant a maximum number of securities convertible into common shares equal to 10% of the then issued and outstanding Common Shares. These securities can be issued in the form of Options, RSUs, DSUs, or any combination thereof. As of the date hereof, the Company may grant a maximum number of securities up to 7,024,125 Common Shares, representing 10% of Common Shares issued and outstanding. As of the date hereof, the Company has awarded outstanding securities of 6,579,993 options, 89,196 RSUs, and 350,175 DSUs representing approximately 9.37%, 0.13%, and 0.50% of the Common Shares issued and outstanding, respectively. The Company currently has a further 4,761 remaining securities available for grant representing approximately 0.01% of the Common Shares outstanding.

The following table sets forth the annual “burn rate” of the Stock Option Plan, the RSU Plan and the DSU Plan for each of the three most recently completed fiscal years, calculated using the TSX’s prescribed methodology:

		2018	2017	2016
Burn Rate(1)	Stock Option Plan	3.37%	2.63%	2.34%
	RSU Plan	0.12%	0.23%	0.73%
	DSU Plan	0.12%	0.12%	0.30%
    (1) The above burn rates have been calculated using the TSX’s prescribed methodology that became effective in October 2017 for TSX-listed issuers for fiscal years ending on or after October 31, 2017. Under that  methodology, the burn rate is the number of awards granted in a fiscal year, expressed as a percentage of the weighted average number of common shares outstanding for the applicable fiscal year calculated in accordance with the CPA Canada Handbook.

In January 2015, a pool of 200,000 RSUs was approved by the Board for granting to Galena Complex personnel at the discretion of mine management in respect of 2015 performance and as a method of retention. These units vested in January 2018 on the third anniversary of grant. All other grants of RSUs have been in lieu of cash bonuses to be paid to executives and corporate staff. The 2016 grants are described in the section above Annual Performance Based Incentive.

The Board has determined that the maximum number of Common Shares available for issuance upon the redemption of RSUs, combined with the number of Common Shares reserved for issuance under all security- based compensation arrangements of the Company (including the Stock Option Plan and the DSU Plan), will not exceed 10% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

Other Compensation – Benefits and Perquisites

The Company’s benefits plans provide financial coverage in the event of illness, disability or death. The Company also supports reasonable expenses in order that employees continuously maintain and enhance their skills and health in the interest of the Company. Benefit plans during the applicable period were provided to NEOs on largely the same basis as other employees in the applicable jurisdiction.

Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the Company’s NEOs during the fiscal year ended December 31, 2018.
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Name and principal position	Year	Salary ($)(1)	Non-equity discretionary annual incentive plan(2) ($)	Share- based awards(3) ($)	Option-based awards(4) ($)	All other compensation ($)	Total Compensation ($)
Darren Blasutti President, Chief Executive Officer and Director	2018	266,608	93,778	38,942	296,562	3,114	699,004
	2017	250,270	161,434	67,260	278,533	582	758,079
	2016	246,212	169,886	93,438	216,465	521	726,522
Daren Dell Chief Operating Officer	2018	226,729	50,797	21,094	214,537	428	513,585
	2017	219,467	81,971	34,155	181,937	582	518,112
	2016	211,174	84,529	46,491	121,827	521	464,542
WarrenVarga Chief Financial Officer	2018	218,367	51,474	21,375	192,825	4,318	488,359
	2017	215,617	68,728	28,637	150,127	2,239	465,348
	2016	207,860	70,313	38,672	104,744	1,994	423,583
Peter McRae SVP Corporate Affairs & Chief Legal Officer	2018	205,986	50,015	-	176,755	4,061	436,817
	2017	202,141	63,674	26,531	133,847	1,886	428,079
	2016	191,288	63,750	35,063	97,240	1,679	389,020
Shawn Wilson VP Technical Services	2018	154,369	17,019	7,067	108,827	428	287,710
	2017	154,012	34,162	14,234	75,879	582	278,869
	2016	56,818	11,932	4,972	25,158	19,167	118,047
(1)	All amounts in U.S. dollars. Amounts that were paid in Canadian dollars have been converted to U.S. dollars using an exchange rate of 1.32 for 2016, 1.30 for 2017 and 1.30 for 2018.
(2)	Amounts posted represent cash payment of annual incentive plan for 2018 with amount typically paid early in the following year.
(3)	Amounts posted represent value of RSUs granted in respect of the covered year.
(4)
Granted in respect of the covered year. The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of International Financial Reporting Standards (“IFRS”). The Company uses the Black-Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Share and option- based awards. Sums in this column are not cash but are fair market value of the Options granted on the date of grant.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for its directors or officers at this time.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2018 granted by the Company to NEOS. This includes awards granted in prior years.

OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the- money (1) options	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	C($)		C($)	(#)	C($)	(2) C($)
Darren Blasutti President and Chief Executive Officer	166,666	2.04	23/02/2019	31,667	Nil	Nil	72,631
	200,000	3.85	13/01/2020	Nil
	200,000	4.58	02/01/2021	Nil
Daren Dell Chief Operating Officer	83,333	2.04	23/02/2019	15,833	Nil	Nil	36,563
	125,000	3.85	13/01/2020	Nil
	150,000	4.58	02/01/2021	Nil
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OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the- money (1) options	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	C($)		C($)	(#)	C($)	(2) C($)
Warren Varga Chief Financial Officer	83,333	2.04	23/02/2019	15,833	Nil	Nil	30,555
	90,000	3.85	13/01/2020	Nil
	140,000	4.58	02/01/2021	Nil
Peter McRae SVP Corporate Affairs & CLO	43,333	2.04	23/02/2019	8,233	Nil	Nil	28,051
	75,000	3.85	13/01/2020	Nil
	130,000	4.58	02/01/2021	Nil
Shawn Wilson VP Technical Services	50,000	3.85	13/01/2020	Nil	Nil	Nil	10,972
	80,000	4.58	02/01/2021	Nil
(2)	Calculated based on the difference between $2.23, the closing price of the Common Shares on the TSX on December 31, 2018, and the exercise price of the options.
(3)
Amounts represent vested RSUs granted to the NEOs as deferred payment of incentive awards. The RSUs are redeemable for Common Shares of the Company or cash (at the Company’s option). The market payout value is based on the closing price at December 31, 2018.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ending December 31, 2018.

Name	Option-based awards-Value vested during the year(1)	Share-based awards-Value vested during the year(2)	Non-equity incentive plan compensation-Value earned during the year(3)
	C($)	C($)	C($)
Darren Blasutti President and Chief Executive Officer	231,444	383,574 (cash or share settled)	93,778
Daren Dell Chief Operating Officer	126,389	179,192 (cash or share settled)	50,797
Warren Varga Chief Financial Officer	111,455	185,903 (cash or share settled)	51,474
Peter McRae SVP Corporate Affairs & CLO	69,989	163,081 (cash or share settled)	50,015
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Name	Option-based awards-Value vested during the year(1)	Share-based awards-Value vested during the year(2)	Non-equity incentive plan compensation-Value earned during the year(3)
	C($)	C($)	C($)
Shawn Wilson VP Technical Services	21,333	23,082 (cash or share settled)	17,019

(1)
Calculated using the difference between the exercise price and the closing price of the Common Shares of the Company on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date ofexercise.

(2)	The amounts posted represent RSUs granted to defer payment of an annual incentive bonus. The RSUs are either cash settled or settled either for cash or for Common Shares in the Company.
(3)	These amounts represent cash bonuses paid to the NEOs, relating to performance as determined at the discretion of the CCG Committee.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares during the period commencing on December 31, 2013 and ending on March 31, 2019 with the cumulative total return of the S&P/TSX Composite Index during the same period:

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	Dec-13	Dec-14	Dec-15	Dec-16	Dec-17	Dec-18	Mar-19
Company	$100	$104	$44	$130	$170	$83	$81
S&P/TSX Composite Total Return Index	$100	$111	$101	$123	$134	$122	$138
VanEck Vectors Junior Gold Miners ETF	$100	$84	$80	$129	$130	$125	$129
____________________________
Source: Bloomberg (adjusted price data)

(1)	VanEck Vectors Junior Gold Miners ETF is listed on the NYSE in USD. The index values were converted from USD to CAD using the average exchange rate for the date indicated.
(2)	Market Vectors was rebranded as VanEck Vectors on May 1, 2016.

During the period commencing on December 31, 2013 and ending on March 31, 2019, the Company’s cumulative shareholder return generally under-performed the total return of the S&P/TSX Composite Index during the same period, with the exception of 2017. Other than starting in 2016, the NEOs’ compensation during the periods reported in this section was not based on the Company’s cumulative shareholder return during the same periods and, accordingly, bears no direct relationship to the trend shown in the above graph.

Termination and Change of Control Benefits

The Company has the following arrangements pursuant to employment agreements that provide for payments to an NEO at, following or in connection with termination and a change in control of the Company as of December 31, 2018.

CEO and other NEOs

If the current CEO, Mr. Blasutti, is terminated (without cause), his agreement provides for (i) payment of salary earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to two times the then current year’s base salary and the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years; and (iii) in accordance with applicable policies and the Employment Standards Act, 2000, benefits coverage through the severance period (or payment in lieu thereof). The same payments will be made in the event of termination within 12 months of a change in control of the Company. Assuming the termination as noted above were to have occurred as of December 31, 2018 and a base salary of $266,608, the total estimated incremental cash payment to be made would be $759,731. The total estimated incremental cash payment for change of control includes any RSUs granted in place of annual incentive plan cash bonuses which may be redeemed immediately (in accordance with the terms of the grant).3 Any unvested Options at the time of the change in control will vest immediately (in accordance with terms of grant) and, subject to the discretion of the Board, will expire in accordance with the terms of the Stock Option Plan (i.e. generally 90 days after the date of termination).

If any of the other NEOs is terminated (without just cause) their agreements provide for (i) payment of salary earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to one times the then current year’s base salary and the highest annual incentive bonus amount paid or owing in respect of the three previously completed fiscal years; and (iii) in accordance with applicable policies and governing law benefits coverage through the severance period (or payment in lieu thereof). The same payments will be made in the event of termination within 12 months of a change in control of the Company, except that the severance payment will be calculated on a range of between 1 to 2 times the then current year’s base salary and the highest annual incentive bonus amount paid or owing in respect of the three previously completed fiscal years (if applicable). Any unvested Options at the time of the change in control will vest immediately (in accordance with the terms of the grant) and, subject to the discretion of the Board, will  expire in accordance with the terms of  the  Stock  Option Plan (i.e.,  generally  90  days after the  date of termination). In addition, any RSUs granted in place of annual incentive plan cash bonuses may be redeemed immediately (in accordance with the terms of the grant). Assuming a termination occurred as of December 31, 2018, the total estimated incremental cash payments to each of the NEOs would be as follows: Warren Varga – $521,407 (termination within 12 months of change in control) and $312,118 (termination without just cause), Daren Dell – $550,034 (termination within 12 months of change in control) and $339,434 (termination without just cause), Peter McRae – $485,277 (termination within 12 months of change in control) and $290,986 (termination without just cause), and Shawn Wilson – $199,918 (termination without just cause) and $199,918 (termination within 12 months of change in control). The incremental cash payment for change of control includes any RSUs granted in place of annual incentive plan cash bonuses which may be redeemed immediately (in accordance with the terms of the grant). 4

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Director Compensation

The CCG Committee considers annually and makes a recommendation to the Board regarding the adequacy and form of directors’ compensation.

●	Currently all non-executive directors receive a monthly retainer of C$4,167 payable quarterly in arrears.
●	Directors asked to perform special assignments at the request of the CEO are to be paid at the rate of C$2,000/day.
●	Directors who are employees of the Company receive no additional compensation for serving on the Board.
●	Directors submit for reimbursement receipts for expenses that would reasonably be expected to be incurred by such director in carrying out his duties.
●	The Board fees (referenced above) are paid quarterly in arrears, in: cash (80% of the amount); and DSUs (20% of the amount).

_________________________________________

3 4	In the event of termination, vested, cash settled, RSUs may not be redeemed until the anniversary dates referenced in the previous sentence unless agreed by the CCG Committee. See the footnote above.

The Company pays the Chairman of the Board an annual retainer of C$25,000. In addition, the Company paid annual retainer amounts to its directors for their service as chairs and members of then committees of the Board in such period, in the amounts and as set out below:

COMMITTEE	COMMITTEE CHAIRMAN C($)	OTHER COMMITTEE MEMBERS C($)
Audit Committee	15,000	7,500
Compensation & Corporate Governance Committee	10,000	5,000
Sustainability and Technical Committee	10,000	7,500
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The following table sets forth the compensation awarded, paid to or earned, by the Company’s directors while serving as non-executive directors during the fiscal year ended December 31, 2018:

Director Compensation Table

Name of Director	Fees earned (cash)	Share- based awards(2)	Option-based awards(3)	Non-equity incentive plan compensation	All other compensation	Total
	($)(1)(2)	($)	($)	($)	($)	($)(1)
Alex Davidson	19,682	34,615	112,483	Nil	Nil	166,780
Alan R. Edwards	35,505	8,462	112,483	Nil	Nil	156,450
Peter Hawley	33,961	8,077	112,483	Nil	Nil	154,521
Bradley R. Kipp	10,034	26,154	112,483	Nil	Nil	148,671
Gordon E. Pridham	33,961	8,846	112,483	Nil	Nil	155,290
Manuel Rivera	23,927	8,462	128,869	Nil	Nil	161,258
Lorie Waisberg	34,299	10,481	112,483	Nil	Nil	157,263
(1)	All fees have been converted to U.S. funds using a conversion rate of 1.30.
(2)
Fees earned will be paid in cash or DSUs. The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP price of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees owed.

(3)
The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of IFRS. The Company uses the Black- Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Shares and option-based awards. Sums in this column are not cash but are fair market value of the Options granted and the date ofgrant.

Directors’ Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2018 to non-executive directors of the Company. This includes awards granted in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised option	Option exercise price	Option expiration date	Value of unexercised in-the- money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed
	(#)	C($)		C($)	(#)	C($)	C($)(2)
Alex Davidson	41,666	2.04	23/02/2019	7,917	Nil	Nil	180,001
	60,000	3.85	13/01/2020	Nil
	80,000	4.58	02/01/2021	Nil
Alan R. Edwards	41,666	2.04	23/02/2019	7,917	Nil	Nil	102,553
	60,000	3.85	13/01/2020	Nil
	80,000	4.58	02/01/2021	Nil
Bradley R. Kipp	41,666	2.04	23/02/2019	7,917	Nil	Nil	108,840
	60,000	3.85	13/01/2020	Nil
	80,000	4.58	02/01/2021	Nil
Peter Hawley	41,666	2.04	23/02/2019	7,917	Nil	Nil	155,810
	60,000	3.85	13/01/2020	Nil
	80,000	4.58	02/01/2021	Nil
Gordon E.	41,666	2.04	23/02/2019	7,917	Nil	Nil	91,880
Pridham	60,000	3.85	13/01/2020	Nil
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	80,000	4.58	02/01/2021	Nil
Manuel Rivera	60,000	3.92	02/08/2020	Nil	Nil	Nil	12,517
	80,000	4.58	02/01/2021	Nil
Lorie Waisberg	41,666	2.04	23/02/2019	7,917	Nil	Nil	100,214
	60,000	3.85	13/01/2020	Nil
	80,000	4.58	02/01/2021	Nil
(1)
Calculated based on the difference between $2.23, the closing price of the Common Shares on the TSX on December 31, 2018, and the exercise price of the options. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)
Amounts represent DSUs granted to the directors as deferred payments of the directors’ annual retainer. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December 31,2018.

Directors’ Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the aggregate dollar value that would have been realized by the directors of the Company if the options under the option-based award had been exercised on the vesting date during the most recently completed fiscal year ended December 31, 2018.

Name	Option-based awards- Value vested during the year(1)	Share-based awards-Value vested during the year(2)	Non-equity incentive plan compensation-Value earned during the year
	C($)	C($)	C($)
Alex Davidson	62,127	Nil	Nil
Alan R. Edwards	62,127	Nil	Nil
Bradley R. Kipp	62,127	Nil	Nil
Peter Hawley	62,127	Nil	Nil
Gordon E. Pridham	62,127	Nil	Nil
Manuel Rivera	Nil	6,696	Nil
Lorie Waisberg	62,127	Nil	Nil
(1)
Calculated using the difference between the exercise price and the closing price of the Common Shares on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date ofexercise.

(2)
Amounts represent DSUs granted to the directors as deferred payments of the director’s board fees. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December 31,2018.

Risks Associated with the Company’s Compensation Policies and Practices

The CCG Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers, as well as administering the Company’s equity-based compensation plans. In particular, executive compensation packages are intended to maintain an appropriate balance between risk and reward keyed to the Company’s performance. There are a number of elements of the compensation program that are intended to manage risk and discourage excessive risk- taking by executives and senior managers, including a balance of short-, medium- and long-term incentives and the establishment of appropriate corporate, strategic and individual performance goals for incentive compensation, as well as appropriate minimum thresholds and maximum (caps) for achievement if targets are exceeded (which prevents excessive payouts and acts as a disincentive against imprudent risk-taking). The CCG Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company. The Company’s Disclosure and Securities Trading Policy prohibits insiders from short-selling calls and puts in respect of the future value of Company’s securities.

Share Ownership Policy for Directors and NEOs
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The Company does not currently have a formal minimum share ownership policy for directors and NEOs. However, 20% of each director’s annual retainer is payable in DSUs, thus ensuring that the interests of directors and shareholders are aligned.

***

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has adopted the Stock Option Plan for directors, officers, employees and eligible service providers of the Company and its subsidiaries. For further details regarding the Stock Option Plan see under the heading “Compensation Discussion and Analysis – Elements of Executive Compensation – Longer Term Incentives – Option Based Awards and Restricted Share units”. The Stock Option Plan is available on SEDAR at www.sedar.com and has been posted to the Company’s website at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/.

The following table provides information on the Company’s Option and share based incentive plans as of December 31, 2018.

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options C($)	Number of Common Shares remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved By Shareholders – Stock Option Plan	3,159,993	3.77	1,180,250
Equity Compensation Plans Approved By Shareholders – DSUs(1)	337,136	N/A	843,114
Equity Compensation Plans Approved By Shareholders – RSUs(2)	86,692	N/A	756,422
Total	3,583,821	3.77	756,422
(1)	DSUs granted as deferred payment of director’s annual retainer payments.
(2)	RSUs granted as deferred payment of annual incentive bonus for officers.

***

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

The Company carries directors’ and officers’ liability insurance for the directors and officers of the Company, to a maximum amount of $40,000,000. This policy is in effect until May 1, 2019 for an annual premium of
$233,670.

The By-Laws provide for the indemnification of each director or officer of the Company, each former director or officer of the Company and each individual who acts at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity, subject to the provisions of the CBCA. The Company has also entered into agreements evidencing its indemnity in favour of the foregoing persons.
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***

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following description reflects the current corporate governance policies of the Company, as reviewed by the CCG Committee and approved by the Board.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision-making. Pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices, as set forth below. The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such additional practices as it deems appropriate.

Board of Directors and Independence from Management

The Board is currently comprised of nine (9) directors: Stephen Alfers, Darren Blasutti, Alex Davidson, Alan
R. Edwards, Peter Hawley, Bradley R. Kipp, Gordon E. Pridham, Manuel Rivera and Lorie Waisberg. As detailed under “Item 2 – Election of Directors”, if each of the Nominees are elected at the Meeting, the Board will be comprised of eight of the same directors, with Mr. Hawley not standing for re-election to the Board. The Company thanks Mr. Hawley for his many years of service and the important role he played in the Company’s development.

The Board, in consultation with the CCG Committee, annually reviews the relationship between each director and the Company to determine if each director is or remains independent within the meaning of the Governance Guidelines. In accordance with applicable securities law, six Nominees are considered independent as follows:

NAME	RELATIONSHIP	REASON FOR NON-INDEPENDENT STATUS
Stephen Alfers(1)	Non-Independent
Considered to have a material relationship with the Company by virtue of having served as President and Chief Executive Officer of Pershing, now a subsidiary of the Company, within the last three years

Darren Blasutti	Non-Independent	Considered to have a material relationship with the Company by virtue of being the President and Chief Executive Officer
Alex Davidson(2)	Independent	N/A
Alan R. Edwards	Independent	N/A
Bradley R. Kipp	Independent	N/A
Gordon E. Pridham	Independent	N/A
Manuel Rivera	Independent	N/A
Lorie Waisberg	Independent	N/A
(1)	Mr. Alfers became a Board member on April 3, 2019.
(2)	Chairman of the Board of Directors since May 2016.
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The Governance Guidelines state that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110 and also thatcompensation and nominating committees should be constituted entirely of independent directors. NI 52-110 provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship that could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. A “material relationship” is deemed to be present in the case of an individual that is, or has been, within the last three years, an employee or executive officer of the issuer (including subsidiaries). As such, Mr. Blasutti is not considered independent as a result of his position as CEO. In addition, Mr. Alfers is not considered independent as a result of having previously served as President and Chief Executive Officer of Pershing, which is now a subsidiary of the Company following the completion of the Pershing Transaction.

The Company has a majority of independent directors and recognizes the importance of providing leadership to its independent directors. Every member, including the chair of each of the Company’s committees is an independent director and every committee charter provides for access to information respecting the Company and to officers, employees, external auditors and legal counsel of the Company. As well, each charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The CCG Committee is responsible for identifying whether the Board’s mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

To facilitate the Board operating independently of management, the following processes are in place:

(a)	as appropriate, members of management, including the President and CEO, are not present for the discussion and determination of certain matters;

(b)	the independent directors regularly meet in-camera without management or directors who are not independent being present. All meetings held in 2018 had in-camera sessions without management present;

(c)	under the Company’s Articles, any one director may call a Board meeting;

(d)	the compensation of the President and CEO is considered independently by the CCG Committee at least annually; and

(e)	in addition to the standing committees of the Board, independent committees may be appointed from time to time, when appropriate.

Performance Assessment

On a yearly basis, each member of the Board completes a questionnaire which includes, among other items, a careful examination of Board structure (including an assessment as to whether the Board as a whole possesses the right skills and background for the current issues facing the Company), Board meetings and their effectiveness, the quality and timing of information provided to the Board, preparedness for succession planning within the organization, the Board’s relationship with management, committee and Board effectiveness and strategy and metrics. The CCG Committee approves the content of each questionnaire and the Chair of the CCG Committee analyzes the feedback and presents it to the full Board, including the CEO.
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Meetings of the Board and Committees of the Board

The Board typically meets formally a minimum of four times per year, including (i) in order to approve annual statements; (ii) in connection with the annual meeting of the Company’s shareholders; (iii) in order to review the annual budget; and (iv) a general corporate strategy meeting. Each committee of the Board meets at least once each year, or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs that the Company faces from time to time. In 2018, the Board was required to meet or have calls on a more frequent basis, as reflected below.

The following table provides details regarding director attendance at Board and committee meetings held during the relevant time period (January 1, 2018 to December 31, 2018).

MEETINGS ATTENDED	BOARD OF DIRECTORS	AUDIT COMMITTEE	S&T COMMITTEE	COMPENSATION AND CORPORATE GOVERNANCE
Stephen Alfers(1)	N/A(1)	N/A(1)	N/A(1)	N/A(1)
Darren Blasutti	8 of 8
Alex Davidson	8 of 8		2 of 2	5 of 5
Alan R. Edwards	8 of 8		2 of 2
Peter Hawley(2)	8 of 8		2 of 2
Bradley R. Kipp	8 of 8	5 of 5
Gordon E. Pridham	8 of 8	5 of 5		5 of 5
Manuel Rivera	7 of 8
Lorie Waisberg	8 of 8	5 of 5		5 of 5
(1)	As Mr. Alfers became a Board member in April 2019, he was not eligible to attend any of the 2018 Board meetings.
(2)	Mr. Hawley will not stand for re-election as a director of the Board.

Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Meetings of Independent Directors

Each meeting of the Board includes an in-camera session, whereby independent members may meet in the absence of management. Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions. Additionally, all Board committees are composed entirely of independent directors. All meetings held in 2018 had in-camera sessions without management present and there were no other Directors that were not independent.

Board Mandate

A copy of the Board’s written mandate, which was confirmed on December 15, 2016 (“Board Mandate”) and sets out the responsibilities and duties of the directors as well as the directors’ expectations of management, is available on the Company’s website at https://www.americassilvercorp.com/corporate/corporate- governance/ and is attached as Schedule “C” to this Circular.

The CCG Committee and the Board shall review and assess the adequacy of this Board Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the TSX or NYSE American LLC (the “NYSE American”) or any stock exchanges on which the Company’s shares are listed.
Page | 55

Position Descriptions

The Board has developed a written position description for the Chairman as detailed in the Board Mandate. The Chair of each Board committee acts within the parameters set by their respective committee charters. The Board, in conjunction with the CCG Committee and Mr. Blasutti, have developed a written position description for the President and CEO.

Directorships

The following current directors of the Company presently serve as directors of other reporting issuers as follows:

DIRECTOR	REPORTING ISSUER
Stephen Alfers(1)	None
Darren Blasutti	None
Alex Davidson	Capital Drilling Limited, Nulegacy Gold Corporation, Orca Gold Inc. and Yamana Gold Inc.
Alan R. Edwards	Detour Gold Corp., Entrée Resources Ltd., Mason Resources Corp., Orvana Minerals Corp. and Rise Gold Corp.
Peter Hawley(2)	Defiance Silver Corporation (Executive Chairman)
Bradley R. Kipp	Blackshire Capital Corp. and Haventree Bank
Gordon E. Pridham	Newalta Corporation (Chairman), CHC Student Housing Inc. (Chairman), Orvana Minerals Inc. (Chairman) and Enertech Capital (Advisory Board)
Manuel Rivera	None
Lorie Waisberg	Chantrell Ventures Corp., Chemtrade Logistics Income Fund, and Metalex Ventures Ltd.
(1)	Mr. Alfers became a Board member on April 3, 2019.
(2)	Mr. Hawley will not stand for re-election as a director of the Board.

Orientation and Continuing Education

The Board and the Company’s senior management will conduct orientation programs for new directors as soon as possible after their election or appointment as directors. The orientation programs will include presentations by management to familiarize new directors with the Company’s operations, projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, the Code and other governance policies, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’s significant locations of operation. This informal process is considered to be appropriate given the Company’s size, current level of operations, and the ongoing interaction amongst the directors.

The skills and knowledge of the Board as a whole are such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies, particularly in the natural resource sector and involving mineral properties. It is the Company’s view that all current members of the Board are well-versed and educated in the factors critical to the success of the Company. Board members are encouraged to communicate with management, auditors and technical and other consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education. Reference is made to the table under the heading “Business of Meeting - Election of Directors” for a description of the current principal occupations of the members of the Board.
Page | 56

Nomination of Directors

The CCG Committee will generally be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. When appropriate, the CCG Committee will retain an independent executive search firm to assist it in identifying prospective board candidates, as was done in 2017 prior to the appointment of Mr. Rivera. While no formal nomination procedure is in place to identify new candidates, the Board and the CCG Committee does review the experience and performance of Nominees for the election to the Board. When required, the Board and the CCG Committee will meet to consider any vacancies on the Board or the desired size of the Board. Members of the Board are canvassed with respect to the qualifications of a potential candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that complement and enhance current management and Board composition. The Board also assesses any potential conflicts, independence or time commitment concerns the candidate may present.

Profile and Skills

The CCG Committee periodically reviews the current profile of the Board, including the average age and tenure of individual directors and the representation of various areas of expertise, experience and diversity. The objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. The succession planning process may also involve the creation of a skills matrix to help the CCG Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. The Board does not have a mandatory term limit or age limit policy. In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.

Diversity

The Board recognizes that diversity leads to better and more informed decision-making and is an important attribute of well-functioning boards and senior management teams by bringing real value to their collective skills, perspective, insight and experience. In furtherance of this goal, in 2017 the Board considered and adopted a formal board diversity policy (the “Diversity Policy”) to encourage the promotion of diversity. According to the Diversity Policy, in filling Board and executive officer vacancies, a minimum of one candidate considered for each applicable position will be a woman. This was also complied with during the last director search for the Company as well as in connection with discussions with Pershing in respect of appointment of a nominee upon completion of the Pershing Transaction. No specific targets have been adopted for representation of women and there are currently no women on the Board or in executive officer positions. In considering the composition of the Board or executive management, emphasis will ultimately be based on ensuring the selection of the best qualified candidates given the needs and circumstances of the Board. There are a limited number of people that possess both the management experience and mining industry knowledge required to serve capably as public mining company directors and executive officers.
Page | 57

In considering “diversity”, the Board will also consider any dimension that can be used to differentiate groups and people from one another, including the respect for and appreciation of differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. The Board, in consultation with the CCG Committee, will develop, where possible, additional measurable objectives and strategies to meet the objectives of this Diversity Policy, and the Board will be responsible for monitoring the progress of the objectives through evaluation and reporting.

Risk Management

The Board has responsibility for oversight of management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility includes oversight in identifying and understanding the principal risks of the Company’s business (including, without limitation, strategic, operational, financial, compensation and regulatory risks). The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. The Audit Committee is responsible for monitoring financial risks and exposures, including the risk of a material misstatement in the Company’s financial disclosures. The CCG Committee is responsible for monitoring risks associated with the Company’s compensation policies and for effectiveness of the Company’s corporate governance policies. The S&T Committee is responsible for monitoring sustainability (including health, safety, environmental and social responsibility) risks and technical/operational risks associated with the Company’s mines and projects. The Board and its committees receive risk management updates from management at meetings of the Board or its committees throughout the year as necessary. Periodically, the Company plans to undergo a more extensive risk identification and analysis process, which will involve one-on-one interviews with applicable executive officers as well as other senior management employees and the general managers of certain operations. The results of the interviews will be reviewed and analyzed by the Company’s executive management team and the Board. Following consideration of the information provided by management, the Board will provide feedback and make recommendations, as needed.

Ethical Business Conduct

The Company has a written Code of Business Conduct and Ethics as reapproved December 15, 2016 (the “Code”) which is designed to provide guidance on the conduct of the Company’s business in accordance with high ethical standards. A copy of the Code is available on the Company’s website, https://www.americassilvercorp.com/corporate/corporate-governance/ and on the Company’s SEDAR profile at www.sedar.com.

All directors, officers and employees are expected to comply with the Code and will sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

Consistent with the provisions of the Code, directors and senior officers are bound by the provisions of the Canada Business Corporations Act which contains provisions relating to conflicts of interest. In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

In the unlikely event of a waiver, any such waivers of the Code for directors or NEOs must be approved by the Board or the CCG Committee and such waiver will be promptly disclosed as required by law.
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Shareholder Engagement

The Company is committed to regular, transparent and active communication with its shareholders. Throughout the year, members of the Company’s management team regularly engage with shareholders to ensure that the Company is addressing their questions or concerns. In 2019, this is to be achieved by the Company through, among other things, holding regular quarterly earnings conference calls that any shareholder may access and which are available on the Company’s website, as well as arranging for one-on- one meetings with its institutional shareholders on a regular basis, with such meetings being conducted in accordance with the Company’s Disclosure Policy. Throughout the year, the Company’s NEOs from time to time also meet with representatives of both current institutional shareholders as well as potential investors to discuss, among other things, the Company’s business strategy, financial performance, governance practices, executive compensation, and various other matters. Those members of management also regularly attend and participate in analyst meetings and industry and investment community conferences. Management discusses with the Board any material concerns raised by its shareholders. The Company has had success engaging with its shareholders to understand their questions or concerns, and remains committed to these efforts on an ongoing basis.

Whistleblower Policy

The Board has adopted a Whistleblower Policy, which was confirmed on December 15, 2016, that establishes procedures for (i) the receipt, retention, investigation and treatment of complaints received by the Company regarding violations of the Code or accounting, internal accounting controls, auditing matters; and (ii) submission by company personnel and others of complaints regarding such reportable activities on a confidential basis. A copy of the Company’s Whistleblower Policy is available on the Company’s website: https://www.americassilvercorp.com/corporate/corporate-governance/.

Corporate Disclosure and Securities Trading Policy

The Board has adopted a Corporate Disclosure and Securities Trading Policy, which was confirmed on December 15, 2016 a copy of which is available on the Company’s website: https://www.americassilvercorp.com/corporate/corporate-governance/. The policy is intended to help to ensure that the Company and Company personnel comply with these requirements by setting out procedures and guidelines for:

●	Dealing on a day-to-day basis with the Company’s material non-public and/or confidential information;
●	Communicating with all market participants; and
●
Restricting trading by Company personnel in securities of the Company and other issuers in respect of which Company personnel may receive material, non-public information while representing the Company, if the Company personnel is in possession of material, non-public information.

Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company’s securities and contributing to the ethical business conduct of the Company’s personnel.

Board Committees

To assist it in exercising its responsibilities, the Board established three standing committees of the Board effective January 30, 2015: the Audit Committee, the CCG Committee and the Sustainability and Technical Committee (the “S&T Committee”). The Board may establish other standing committees from time to time as it considers appropriate. Each committee is governed by a written charter as referenced below. At a minimum, each charter clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter will be reviewed by the Board (or the CCG Committee) annually. The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.
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Compensation and Corporate Governance Committee

The CCG Committee is currently comprised of Lorie Waisberg (Chair), Alex Davidson and Gordon E. Pridham, all of whom are independent directors. The role of the CCG Committee is to assist the Board in fulfilling its corporate governance and director nominating responsibilities as well as overseeing certain compensation and succession planning matters. The CCG Committee is governed by its charter, a copy of which is available on the Company’s website: https://www.americassilvercorp.com/corporate/corporate-governance/.

Audit Committee

The Audit Committee is responsible for monitoring the Company’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The members of the Audit Committee are Bradley R. Kipp (Chair), Lorie Waisberg and Gordon E. Pridham, all of whom are “independent” directors as defined in NI 52-110. Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Company’s financial statements.

Information and disclosure relating to the Company’s audit committee as required under NI 52-110F is available on page 58 to the Company’s Annual Information Form dated March 29, 2019 and is available under the Company’s profile at www.sedar.com. The Audit Committee Charter is available on the Company’s website: https://www.americassilvercorp.com/corporate/corporate-governance/.

Sustainability and Technical Committee

The S&T Committee is currently comprised of Alan R. Edwards (Chair), Alex Davidson and Peter Hawley. As Mr. Hawley will not stand for re-election, the S&T Committee will be comprised of two directors following the Meeting, Alan R. Edwards (Chair) and Alex Davidson. All members are “independent” directors as defined in NI 52-110. The role of the S&T Committee is to assist Board in reviewing sustainability matters, including environmental, health, safety and technical and operational matters and programs and overseeing the Company’s performance in such areas. The S&T Committee Charter is available on the Company’s website: https://www.americassilvercorp.com/corporate/corporate-governance/.

***

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or officer or any associate or affiliate of any such director or officer is, or at any time during the recently completed financial year was, indebted to the Company, other than routine indebtedness.

***

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described herein, no director, executive officer, or 10% shareholder of the Company, or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or any proposed transaction, that has materially affected or will materially affect the Company or any of its subsidiaries.
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***

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, can be found under the Company’s profile at www.sedar.com. Additional financial information is provided in the Company’s annual financial statements for the fiscal year ended December 31, 2018, the notes appended thereto, and in Management’s Discussion and Analysis for the fiscal year ended December 31, 2018, which can be obtained upon request to the Company, or by going to the Company’s SEDAR profile at www.sedar.com. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

Reference to our website is included in this Circular as an inactive textual reference only. Except for the documents specifically incorporated by reference into this Circular, information contained on our website is not incorporated by reference in this Circular and should not be considered to be a part of this Circular.

***
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BOARD APPROVAL

The contents and sending of this Circular have been approved by the Board. A copy of this Circular has been sent to each director of the Company and made available to each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED this 18th day of April, 2019.

BY ORDER OF THE BOARD

Signed: “Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

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FORWARD-LOOKING STATEMENTS

Statements contained in this Circular that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this Circular that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements are or involve forward-looking statements. Although forward- looking statements contained in this Circular are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. All such forward- looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this Circular and its appendices describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this Circular and its appendices, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward-looking statements in this Circular.

Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, including the Company’s Annual Information Form dated March 29, 2019, which filings are available at www.sedar.com.
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SCHEDULE “A”

AMENDED AND RESTATED OPTION PLAN

(See attached.)
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AMERICAS GOLD AND SILVER CORPORATION

AMENDED AND RESTATED STOCK OPTION PLAN

As of April 18, 2019

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1.	GENERAL PROVISIONS

1.1	Interpretation

For the purpose of this Plan, the following terms shall have the following meanings:

(a)
“Administrator” means, initially, the secretary of the Corporation and thereafter shall mean such Director, officer or employee of the Corporation as may be designated from time to time, as Administrator by the Board or an authorized committee of the Board;

(b)	“Associate” has the meaning ascribed to that term under subsection 1(1) of the Securities Act (Ontario);

(c)	“Board” means the board of directors of the Corporation;

(d)	“Certificate” means a certificate, substantially in the form set out as Schedule “A” hereto, evidencing an Option;

(e)	“Change of Control” means a bona fide takeover offer is made to a Participant or to shareholders generally or to the Corporation, which includes among other transactions
(i)
an offer to acquire shares of the Corporation which, if successful, would result in the offeror exercising control over the Corporation within the meaning of subsection 1(3) of the Securities Act (Ontario) (as amended from time to time), or (ii) the completion of a business combination transaction involving the Corporation under which, following such Transaction, the shareholders of the Corporation hold less than 50% of the total voting securities of the resulting or successor corporation following such completion;

(f)	“Common Shares” means the common shares without par value of the Corporation as currently constituted;

(g)
“Consultant” means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation or any of its Subsidiaries has a contract for services who is approved for participation in the Plan by the Board and for whom there exists an exemption from applicable prospectus requirements permitting the granting of an Option;

(h)	“Corporation” means Americas Gold and Silver Corporation;

(i)	“Director” means a member of the Board;

(j)	“Effective Date” means April 18, 2019;

(k)	“Eligible Person” means, subject to all applicable laws, any Director, officer, employee (whether part-time or full-time), or Consultant of the Corporation or any of its Subsidiaries;

(l)
“Exchange” means the Toronto Stock Exchange or the NYSE American LLC, as applicable, or if the Common Shares are not listed on the Toronto Stock Exchange or the NYSE American LLC, such other stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on any stock exchange, then on the over-the-counter market;

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(m)	“Exercise Notice” means the notice respecting the exercise of an Option, in substantially the form set out as Schedule “B” hereto, duly executed by the Option Holder;

(n)	“Insider” means:

(i)
an insider as defined under subsection 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and

(ii)	an Associate of any person who is an insider by virtue of (i) above:

(o)	“Non-Executive Director” means any Director of the Corporation who is not an employee or officer of the Corporation or any Affiliate;

(p)	“Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(q)	“Original Stock Option Plan” means the Stock Option Plan of the Corporation with an effective date of May 1, 2007.

(r)	“Outstanding Issue” is determined on the basis of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the share issuance or grant of Option in question;

(s)	“Participant” means Eligible Persons to whom Options have been granted;

(t)	“Personal Representative” means:

(i)	in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of a Participant who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Participant;

(u)	“Plan” means this Amended and Restated Stock Option Plan of the Corporation;

(v)
“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to Eligible Persons, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(w)	“Subsidiary” means an issuer that is controlled by another issuer, within the meaning of subsections 1(3) and 1(4) of the Securities Act (Ontario); and
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(x)	“Termination Date” means the date on which a Participant ceases to be an Eligible Person in any capacity.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

This Plan is established under and the provisions of the Plan shall be interpreted and construed in accordance with the laws of British Columbia.

1.2	Purpose

The purpose of the Plan is to advance the interests of the Corporation by (i) providing Eligible Persons with additional incentive, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation, (iv) encouraging the Eligible Persons to remain with the Corporation or its Subsidiary Companies, and (v) attracting new Eligible Persons.

1.3	Administration

(a)
This Plan shall be administered by the Board or a committee of the Board duly authorized for this purpose by the Board and consisting of not less than three Directors, as assisted by the Administrator. If a committee is authorized for this purpose, all references to the Board will be deemed to be references to the committee.

(b)	Subject to the limitations of the Plan, the Board shall have the authority:

(i)	to grant options to purchase Common Shares to Eligible Persons;

(ii)	to determine the terms, limitations, restrictions and conditions respecting such grants;

(iii)	to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(iv)
to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with Section 1.6 hereof, as it may deem necessary or advisable.

(c)
The interpretation by the Board or an authorized committee of the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Participant. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

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1.4	Shares Reserved

(a)
The number of Common Shares issuable under the Plan combined with the number of Common Shares issuable under all security-based compensation arrangements of the Corporation shall not exceed 10% of the issued and outstanding Common Shares as at the date of such award.

(b)
(i) The maximum aggregate number of Common Shares reserved for issuance to all Non- Executive Directors under the Plan and all other security-based compensation arrangements of the Corporation shall not exceed 1% of the total number of Common Shares then issued and outstanding; (ii) the maximum value of Options granted under this Plan to any Non-Executive Director in a one-year period shall not exceed $100,000, and (iii) the maximum aggregate value of all awards granted under the Plan to any Non- Executive Director in a one-year period combined with the value of all grants under other security-based compensation arrangements of the Corporation in such one-year period shall not exceed $150,000. The foregoing limitations do not apply to grants made in lieu of directors’ fees payable in cash.

(c)
Notwithstanding anything else contained herein, the number of Common Shares of the Corporation which are (i) issuable at any time, and (ii) issued within any one year period, to insiders (as such term is defined in Part 1 of the TSX Company Manual) of the Corporation pursuant to the terms of the Plan and under any other security-based compensation arrangement, shall not exceed 10% of the Corporation’s total issued and outstanding Common Shares.

(d)
Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan. No fractional shares shall be issued. Reference should be made to Section 1.8(d) for the manner in which fractional share values shall be treated.

1.5	Amendment and Termination

(a)
The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required Exchange or shareholder approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan, shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

(b)
With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner, to the extent that the Board would have had the authority to initially grant such Option as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the Exchange, if required.

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(c)
Pursuant to the policies of the Exchange and without limiting the generality of the foregoing, the Board, subject to Section 1.5(d), may make the following amendments to the Plan or an Option granted under the Plan, as applicable, without obtaining approval of any shareholder of the Corporation:

(i)
amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with applicable laws and regulatory requirements, including the requirements of the Exchange, in place from time to time;

(ii)	amendments to the provisions of the Plan respecting administration of the Plan;

(iii)	amendments to the provisions of the Plan respecting the terms and conditions on which Options may be granted pursuant to the Plan, including the vesting schedule;

(iv)	the addition of, and subsequent amendment to, any financial assistance provision;

(v)	amendments to the termination provisions of Options or the Plan which do not entail an extension beyond the original expiry date;

(vi)	the addition of a cashless exercise feature, payable in cash or securities;

(vii)
amendments ensuring that the Options granted under the Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which a Participant to whom an Option has been granted may from time to time be resident or a citizen;

(viii)	amendments to the Plan that are of a “housekeeping” nature; and

(ix)	any other amendments not requiring shareholder approval under applicable laws or the requirements of the Exchange.

(d)	The Board may not, without the approval of the Corporation’s shareholders, make amendments to the Plan or an Option granted under the Plan with respect to the following:

(i)	an increase to the maximum number or percentage of securities issuable under the Plan;

(ii)	a reduction in the exercise price of an outstanding Option or other entitlements under the Plan;

(iii)	any cancellation and reissue of Options or other entitlements;

(iv)	any change to the definition of “Eligible Person” set out in Section 1.1(k) where such change may permit Non-Executive Directors to participate on a discretionary basis under the Plan;
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(v)	an amendment to the prohibition on transferring or assigning Options under the Plan set out in Section 2.3(d);

(vi)	an amendment to the amendment provisions in this Section 1.5 so as to increase the ability of the Board to amend the Plan without the approval of the Corporation’s shareholders;

(vii)	an amendment that extends the term of Options beyond their original expiry; and

(viii)	any changes to the limits set out in Section 1.4.

(e)
Notwithstanding the foregoing, no amendment to the Plan which, pursuant to: (i) applicable securities laws and the regulations and rules promulgated thereunder; (ii) any rules and regulations of the Exchange or consolidated stock price reporting system on which prices for the Common Shares are quoted at any time; or (iii) any other applicable laws, rules and regulations of any jurisdiction requiring action by the shareholders, requires action by the shareholders may be made without obtaining, or being conditioned upon, shareholder approval.

(f)
If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect as long as any Option remains outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or to any outstanding Option that the Board would have been entitled to make if the Plan were still in effect.

1.6	Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to issue and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulation of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws and, if deemed necessary or expedient by the Board, the certificates representing the Common Shares issued upon the exercise of Options shall have a legend pertaining to such restriction.

1.7	Effective Date
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This Plan is effective as of the Effective Date and supersedes and replaces the Original Stock Option Plan. All options outstanding as of the Effective Date under the Original Stock Option Plan shall be deemed to be outstanding under this Plan.

1.8	Miscellaneous

(a)	Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required regulatory or shareholder approval.

(b)
Nothing contained in the Plan nor in any Option granted thereunder shall be deemed to give any Participant any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

(c)
The Plan does not give any Eligible Person the right or obligation to become or to continue to serve as a director, officer, Consultant, or employee, as the case may be, of the Corporation or any of its Subsidiaries. The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Corporation or any of its Subsidiaries other than as specifically provided for in the Plan.

(d)
No fractional Common Shares shall be issued upon the exercise of Options and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(e)
The grant of an Option shall be conditional upon the Eligible Person to whom the Option is granted completing, signing and delivering to the Corporation all documents as may be required by the regulatory authorities having jurisdiction.

2.	OPTIONS

2.1	Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitation, restrictions and conditions, if any, in addition to or in variation of those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the exercise of the Option or the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited, with the discretion in the Board to modify or rescind such restrictions in the event of certain corporate developments including but not limited to a takeover bid, reorganization, merger, change in capital or amalgamation. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.
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2.2	Option Price

The Board shall establish the option exercise price at the time each Option is granted, which shall in all cases be not less than the closing price of the Common Shares on the Exchange immediately preceding the date of grant.

2.3	Exercise of Options

(a)	Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board.

(b)
An Option may be exercised only by the Participant or the Personal Representative of any Participant. An Option may be exercised, in whole or in part (subject to any applicable exercise restrictions), at any time or from time to time up to 4:30 p.m. (Toronto time) on its expiry date by delivering to the Administrator an Exercise Notice, the applicable Certificate and a cheque, bank draft or wire transfer payable to the Corporation in an amount equal to the aggregate exercise price of the Common Shares to be purchased pursuant to the exercise of the Option.

(c)
As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Participant a certificate for the Common Shares so purchased. If the number of Common Shares so purchased is less than the number of Common Shares subject to the Certificate surrendered, the Administrator shall forward a new Certificate to the Participant concurrently with delivery of the aforesaid share certificate for the balance of the Common Shares available under the Option.

(d)	Subject to Section 2.3(e)(ii), Options shall not be transferable or assignable, in whole or in part.

(e)	Subject to Section 2.3(a) and except as otherwise determined by the Board:

(i)
if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable on or before the earlier of the expiry date of the Option and 90 days after the Termination Date. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or is entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant; and

(ii)
if a Participant dies while an Eligible Person, the legal representative of the Participant may exercise the Participant’s Options on or before the earlier of the expiry date of the Option and the date that is twelve months after the date of the Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death.

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(f)
In lieu of paying the aggregate exercise price to purchase Common Shares as contemplated in Section 2.3 (b), the Participant may elect to receive, without payment of cash or other consideration except as required by Section 2.8, upon surrender of the applicable portion of a then vested and exercisable Option to the Corporation at the address set out in Schedule B, a number of Common Shares determined in accordance with the following formula (a “Cashless Exercise”):

A = B (C – D)/C,

where:

A = the number of Common Shares to be issued to the Participant pursuant to this Section 2.3 (f);

B = the number of Common Shares otherwise issuable upon the exercise of the Option or portion of the Option being exercised;
C = the closing price of the Common Shares on the Exchange immediately preceding the date of delivery of the written Exercise Notice referred to in Section 2.3 (b); and D = the exercise price of the Option.

For greater certainty, upon the Cashless Exercise of an Option (or portion thereof), the total number of Common Shares that may be issued pursuant to the exercise of Options under the Plan, as set forth in Section 1.4, shall be reduced by the total number of Common Shares with respect to which the Option (or portion thereof) was surrendered.
2.4	Adjustment to Shares

(a)
Subject to the policies, rules and regulations of any lawful authority having jurisdiction (including any exchange with which the Common Shares are listed for trading), the number of Common Shares in respect of which options may be granted under the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the Common Shares and, in the event of any such subdivision or consolidation, an appropriate adjustment shall be made so as to change the number of Common Shares deliverable upon the exercise of the unexercised portion of any option theretofore granted, without change in the total price applicable to the unexercised portion of any option but with the corresponding adjustment in the price for each Common Share covered thereby.

(b)	In the event the Corporation is re-organized, amalgamated or merged with or consolidated into another corporation or in the event there is a change in control of the
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Corporation, the Board may make such provisions as it deems appropriate for the exercise of outstanding options or continuance of outstanding Options to prevent any increase or decrease in the number of Common Shares deliverable upon their exercise.

2.5	Effect of Take-Over

In the event of a proposed Change of Control, any Option held by any Participant that is not fully vested on the date that the Change of Control occurs shall, subject to the approval of each applicable regulatory authority or Exchange and subject to the provisions of any other written agreement between the Participant and the Corporation, if applicable, vest immediately prior to the Change of Control, and all Options held by the Participant shall be immediately exercisable within a 30-day period following the Change of Control regardless of the expiry date. Upon expiration of such 30-day period, all rights of the Participant to the Option or to exercise same (to the extent not theretofore exercised) shall terminate and cease to have further force or effect whatsoever. Alternatively, the Corporation may also or instead determine in its sole discretion that all such outstanding Options may be purchased, including by the Corporation (or any of its affiliates), for an amount per Option equal to the Transaction Price (as defined below), less the applicable exercise price, as of the date such transaction is determined to have occurred or as of such other date prior to the transaction closing date as the Board may determine in its sole discretion. For purposes of this paragraph, “Transaction Price” means the fair market value of a Common Share based on the consideration payable in the applicable transaction as determined by the Board. For the purposes of this paragraph, if the cash and/or other consideration that the Participant is entitled to receive after deducting the amount that the Participant would have been required to pay to the Corporation on exercise of Options, if applicable, is not greater than zero, the Options shall be cancelled for no additional consideration.

2.6	Incorporation of Terms of Stock Option Plan

Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of each Certificate representing an Option granted under this Stock Option Plan.

2.7	Extension of Expiry Date of Stock Options Due to a Blackout Period

The expiry date of outstanding Options held by Participants which may expire during a restricted trading period imposed by the Corporation in accordance with applicable securities laws (a “Blackout Period”), or within 10 business days of the expiry of a Blackout Period, will be extended for a period of time ending on the tenth business day after the expiry date of the Blackout Period to provide such Participants with an extension to the right to exercise such Options.

2.8	Withholding Tax Requirements

Upon the exercise of Options, the Participant shall, upon notification of the amount due and prior to or concurrently with the delivery of the certificates representing the Common Shares, pay to the Corporation amounts necessary to satisfy applicable federal, state, provincial, local or other taxes of any kind required by law to be paid in connection with the exercise of Options or shall otherwise make arrangements satisfactory to the Corporation for such requirements. At its discretion, the Corporation may require a Participant receiving Common Shares to reimburse the Corporation for any such taxes required to be withheld by the Corporation and withhold any distribution to the Participant in whole or
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in part until the Corporation is so reimbursed. The issuance and delivery of Common Shares pursuant to the exercise of Options is contingent on the Participant reimbursing the Corporation for any applicable withholding tax requirements, and if the Participant fails to reimburse the Corporation for such amount, the Corporation may cancel such issuance and return such Common Shares to its treasury.
In order to satisfy the Corporation’s or Subsidiaries’ obligation, if any, to remit an amount to a taxation authority on account of such taxes in respect of the exercise, transfer or other disposition of an Option (the “Withholding Tax Amount”), each of the Corporation and such Subsidiary shall have the right, as its discretion, to:

(i)	retain and withhold amounts from any amount or amounts owing to the Participant, whether under this Plan or otherwise;

(ii)	require the Participant to pay to the Corporation the Withholding Tax Amount as a condition of exercise of the Option by a Participant; and/or

(iii)
withhold from the Common Shares otherwise deliverable to the Participant on exercise of the Option such number of Common Shares as have a market value not less than the Withholding Tax Amount and cause such withheld Common Shares to be sold on the Participant’s behalf to fund the Withholding Tax Amount, provided that any proceeds from such sale in excess of the Withholding Tax Amount shall be promptly paid over to the Participant.

Notwithstanding the foregoing, nothing shall preclude the Corporation and the Participant from agreeing to use a combination of the methods described in this Section 2.8 or some other method to fund the Withholding Tax Amount.
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SCHEDULE “A”
AMERICAS GOLD AND SILVER CORPORATION STOCK OPTION PLAN

OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the Amended and Restated Stock Option Plan (the “Plan”) of Americas Gold and Silver Corporation (the “Corporation”) and evidences that
                                   is the holder of an option (the “Option”) to purchase up to                                                                                                                                common shares (the “Shares”) in the capital stock of the Corporation at a purchase price of $  per Share. Subject to the provisions of the Plan, the expiry date of this Option is  (the “Expiry Date”).

Other than as disclosed above, this Option may be exercised at any time up to 4:30 p.m. (Toronto time) on the Expiry Date, by delivering to the Administrator of the plan an Exercise Notice, in the form provided in the plan, together with this Certificate and a cheque, bank draft or wire transfer payable to Americas Gold and Silver Corporation in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Corporation shall prevail.

DATED the                          day of                                                  ,.

AMERICAS GOLD AND SILVER CORPORATION

Per:	Authorized Signatory

A-1
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SCHEDULE “B”
EXERCISE NOTICE

To: The Administrator, Stock Option Plan Americas Gold and Silver Corporation 145 King St. W Suite 2870
Toronto, ON M5H 1J8

The undersigned hereby irrevocably gives notice, pursuant to the Amended and Restated Stock Option Plan (the “Plan”) of Americas Gold and Silver Corporation (the “Corporation”), of the exercise of the Option to acquire and hereby subscribes for (cross out applicable item):

(a)	all of the Shares; or

(b)	of the Shares which may be purchased under the Option.

Calculation of total Exercise Price:
(i)	number of Shares to be acquired on exercise:

(ii)	times the exercise price per Share: $

TOTAL EXERCISE PRICE, enclosed herewith: $

The undersigned tenders herewith a cheque, bank draft or wire transfer (circle one) in the amount of
$                          payable to Americas Gold and Silver Corporation, an amount which is equal to the total exercise price for the Shares being purchased, as calculated above, and directs the Corporation to issue the share certificate evidencing the Shares in the name of the undersigned to be mailed to the undersigned at the following address:

DATED the                          day of                                    ,.

Signature of Witness	Signature of Participant
Name of Witness (please print)	Name of Witness (please print)

B-1
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SCHEDULE “B”

AMENDED BY-LAWS

(See attached.)
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AMERICAS GOLD AND SILVER CORPORATION BY-LAW NO. 1

A by-law relating generally to the conduct of the affairs of AMERICAS GOLD AND SILVER CORPORATION (the “Corporation”).

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

1.	Definitions and Interpretation

INTERPRETATION

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)
“Act” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by- laws of the Corporation shall be read as referring to the amended or substituted provisions;

(b)	“by-law” means any by-law of the Corporation from time to time in force and effect;

(c)	all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(d)
words importing the singular number only shall include the plural and vice versa; words importing any gender shall include all genders; words importing persons shall include partnerships, syndicates, trusts and any other legal or business entity; and

(e)
the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

2.	Unanimous Shareholder Agreements

The provisions of this by-law are subject to the terms of any unanimous shareholder agreement in effect from time to time in respect of the Corporation and, to the extent of any inconsistency between this by-law and any such unanimous shareholder agreement, such unanimous shareholder agreement shall prevail over this by-law.

 REGISTERED OFFICE

3.
The Corporation may from time to time (i) by resolution of the directors change the place and address of the registered office of the Corporation within the Province in Canada specified in its articles, and (ii) by an amendment to its articles, change the Province in Canada in which its registered office is situated.

SEAL
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4.
The Corporation may, but need not, have a corporate seal. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if any, is not affixed thereto.

5.	Number

DIRECTORS

Until changed in accordance with the Act, the board of directors of the Corporation shall consist of not fewer than the minimum number and not more than the maximum number of directors provided for the Corporation’s articles. At least twenty-five per cent of the directors (or one director, if the Corporation has less than four directors) shall be resident Canadians. If the Corporation is a distributing corporation and any of its outstanding securities are held by more than one person, it shall have at least three directors, at least two of whom are not officers or employees of the Corporation or its affiliates.

6.	Powers

The directors shall manage, or supervise the management of, the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.

7.	Duties

Every director and officer of the Corporation in exercising their powers and discharging their duties shall:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Every director and officer of the Corporation shall comply with the Act, the regulations thereunder, the Corporation’s articles and by-laws and any unanimous shareholder agreement.

8.	Qualification

Every director shall be an individual 18 or more years of age and no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt shall be a director.

9.	Election of Directors

Directors shall be elected by the shareholders of the Corporation by ordinary resolution. Whenever at any election of directors of the Corporation the number or the minimum number of directors required by the articles is not elected by reason of the lack of consent, disqualification, incapacity or death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum, but such quorum of directors may not fill the resulting vacancy or vacancies and shall without delay call a special meeting of shareholders to fill the vacancy or vacancies and, if they fail the call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.
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An individual who is elected or appointed to hold office as a director is not a director and is deemed not to have been elected or appointed to hold office as a director unless

(a)	he or she was present at the meeting when the election or appointment took place and he or she did not refuse to hold office as a director; or

(b)	he or she was not present at the meeting when the election or appointment took place and

i.	he or she consented to hold office as a director in writing before the election or appointment or within 10 days after it, or

ii.	he or she has acted as a director pursuant to the election or appointment.

10.	Nomination of Directors

(a)	In this Section 10, unless the context otherwise requires or specifiesthe following terms shall have the meanings set out below:

i.
“Applicable Securities Laws” means the applicable securities legislation of Canada and each province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of Canada and each province and territory of Canada;

ii.	“board” means the board of directors of the Corporation;

iii.	“close of business” means 5:00 p.m. (Toronto time) on a business day in Ontario;

iv.
“Director Nomination” means the nomination of one or more individuals for the election of directors to the board made (i) by or at the direction of the board in a notice of meeting or any supplement thereto; (ii) before the meeting by or at the direction of the board; or (iii) by a shareholder of the Corporation in accordance with this section 10.

(b)
Subject only to the Act, Applicable Securities Law and the articles of the Corporation, only persons who are nominated in accordance with the procedures set out in this Section 10 shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders of the Corporation, or at any special meeting of shareholders of the Corporation if the election of directors is a matter specified in the notice of meeting,

i.	by or at the direction of the board, including pursuant to a notice of meeting and related management proxy circular of the Corporation;

ii.
by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a shareholders’ meeting by one or more of the shareholders made in accordance with the provisions of the Act; or

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iii.
by any person (a “Nominating Shareholder”) (i) who at the close of business on the date of the giving of the notice provided for below in this Section 10 and on the record date for notice of such meeting of shareholders of the Corporation is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation, and (ii) who complies with the notice procedures set forth below in this Section 10.

(c)
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation in accordance with this Section 10 even if such matter is already the subject of a notice to the shareholders or a public announcement.

(d)	To be timely, a Nominating Shareholder’s notice must be received by the Corporation:

i.
in the case of an annual meeting of shareholders of the Corporation, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made (the “Notice Date”), notice by the Nominating Shareholder shall be made not later than the close of business on the 10th day following the Notice Date;

ii.
in the case of a special meeting of shareholders of the Corporation that is not also an annual meeting but is called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the Notice Date; and

iii.
notwithstanding the foregoing, in the case of an annual meeting of shareholders of the Corporation or a special meeting of shareholders of the Corporation that is not also an annual meeting but is called for the purpose of electing directors (whether or not also called for other purposes) where “notice-and-access” (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy-related materials and the Notice Date is not less than 50 days before the date of the meeting, not less than 40 days prior to the date of the meeting.

(e)	To be in proper written form, a Nominating Shareholder’s notice must set forth:

i.	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

A.	the name, age, province or state and country of residence of the person;

B.	the principal occupation or employment of the person for the past five years;

C.	whether the person is a resident Canadian;
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D.
the class or series and number of shares and any related financial instruments which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders of the Corporation (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

E.
full particulars regarding any contract, agreement, arrangement, understanding or relationship (collectively, “Arrangements”), including without limitation financial, compensation and indemnity related Arrangements, between the proposed nominee or any associate or affiliate of the proposed nominee and (A) any Nominating Shareholder or any of its representatives or (B) any other person or company relating to the proposed nominee’s nomination for election, or potential service, as a director of the Corporation;

F.
any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; and

ii.	as to the Nominating Shareholder:

A.
the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

B.	full particulars regarding any proxy or Arrangement pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Corporation; and

C.
any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws.

References to “Nominating Shareholder” in this section 10(e) shall be deemed to refer to each shareholder of the Corporation that nominates a person for election as a director in the case of a nomination proposal where more than one shareholder of the Corporation is involved in making such nomination proposal.

(f)
A Nominating Shareholder’s notice must also state whether (a) in the opinion of the Nominating Shareholder and the proposed nominee, the proposed nominee would qualify to be an independent director of the Corporation under Sections 1.4 and 1.5 of National Instrument 52- 110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”); and (b) with respect to the Corporation the proposed nominee has one or more of the relationships described in sections 1.4(3), 1.4(8) and 1.5 of NI 52-110 and, if so, which such relationships.

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(g)
notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

(h)
The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(i)
Notwithstanding any other provision of this Section 10, notice given to the Secretary of the Corporation pursuant to this Section 10 may only be given by personal delivery, facsimile transmission or e-mail (provided that the Secretary has stipulated an e-mail address for purposes of this notice), and shall be deemed to have been given and received only at the time it is served by personal delivery, e-mail (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been received on the subsequent day that is a business day.

(j)
The requirements of this Section 10 shall apply to any Director Nominations to be brought before a meeting by a shareholder whether such Director Nominations are to be included in the Corporation’s management information circular or presented to shareholders by means of an independently financed proxy solicitation. The requirements of this Section 10 are intended to provide the Corporation notice of a shareholder’s intention to bring one or more Director Nominations before a meeting and shall in no event be construed as imposing upon any shareholder the requirement to seek approval from the Corporation as a condition precedent to make such Director Nominations before a meeting.

(k)
Notwithstanding any provisions in this Section 10 to the contrary, in the event that the number of directors to be elected at a meeting is increased effective after the time period for which the Nominating Shareholder’s notice would otherwise be due under this Section 10, a notice with respect to nominees for the additional directorships required by this Section 10 shall be considered timely if it shall be given not later than the close of business on the 10th day following the day on which the first public announcement of such increase was made by the Corporation.

(l)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section 10.

11.	Term of Office

A director’s term of office (subject to the provisions (if any) of the Corporation’s articles and paragraph 14 below), unless such director was elected for an expressly stated term, shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such director’s election or appointment or until such director’s successor is elected or appointed. If qualified, a director whose term of office has expired is eligible for re-election as a director.
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12.	Ceasing to Hold Office

A director ceases to hold office if such director:

(a)	dies;

(b)	sends to the Corporation a written resignation, which shall be effective upon receipt by the Corporation, or at the time specified in the resignation, whichever is later;

(c)	is removed from office in accordance with paragraph 14 below;

(d)	becomes bankrupt; or

(e)	is found by a court in Canada or elsewhere to be of unsound mind.

13.	Vacancies

Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the directors so long as a quorum of the number of directors remains in office. Subject to subsections 111(1) and (3) of the Act and to the provisions (if any) of the Corporation’s articles, where there is a quorum of directors in office and a vacancy occurs, such quorum of directors may appoint a qualified person to fill such vacancy for the unexpired term of such appointee’s predecessor.

14.	Removal of Directors

Subject to subsection 109(2) of the Act and unless the articles of the Corporation provide for cumulative voting, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director before the expiration of such director’s term of office and may, by a majority of the votes cast at the meeting, elect any person in such director’s stead for the remainder of such director’s term.

If a meeting of shareholders was called for the purpose of removing a director from office as a director, the director so removed shall vacate office forthwith upon the passing of the resolution for such director’s removal.

15.	Validity of Acts

An act of a director or officer is valid notwithstanding an irregularity in their election or appointment or a defect in their qualification.

16.	Place of Meetings

MEETINGS OF DIRECTORS

Meetings of directors and of any committee of directors may be held at any place.
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17.	Calling Meetings

A meeting of directors may be convened by the Chair of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

18.	Notice

Notice of the time and place for the holding of any meeting of directors or committee of directors shall be sent to each director not less than 24 hours before the meeting or such shorter period as may be reasonably necessary in the circumstances as determined by the Chair of the Board; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice. Notice of the time and place for the holding of any meeting of directors or any committee of directors may be given by personal delivery, fax, email or any other electronic means. The notice shall specify any matter referred to in subsection 115(3) of the Act that is to be dealt with at the meeting.
For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

19.	Waiver of Notice

Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or in the notice thereof may be waived in any manner by any director, and such waiver may be validly given before, at or after the meeting to which such waiver relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

20.	Electronic Participation

Where all the directors of the Corporation consent thereto (whether before, at or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by such means shall be deemed for the purposes of the Act and the by-laws to be present at that meeting.

21.	Quorum and Voting

A majority of the number of directors of the Corporation shall constitute a quorum for the transaction of business. Subject to subsections 111(1), 114(4) and 117(1) of the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum is present and at which at least twenty-five per cent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian. Questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chair of the meeting shall not have a second or casting vote in addition to the chair’s original vote as a director.
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22.	Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. No notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who form the quorum at the adjourned meeting need not be the same directors who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

23.	Resolutions in Writing

A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.

24.	General

COMMITTEES OF DIRECTORS

The directors may from time to time appoint from their number one or more committees of directors. The directors may delegate to each such committee any of the powers of the directors, except that no such committee shall have the authority to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	subject to subsection 189(2) of the Act, issue securities except as authorized by the directors;

(d)	issue shares of a series under section 27 of the Act except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(g)	pay any commission referred to in section 41 of the Act, except as authorized by the directors;

(h)	approve a management proxy circular;

(i)	approve a take-over bid circular or directors’ circular;

(j)	approve any annual financial statements to be placed before the shareholders of the Corporation; or

(k)	adopt, amend or repeal by-laws of the Corporation.

25.	Audit Committee

If the Corporation is a distributing corporation and any of its outstanding securities are held by more than one person, the board of directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.
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Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as such member shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board of directors and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

26.	Appointment of Officers

OFFICERS

The directors may annually or as often as may be required appoint such officers as they shall deem necessary, who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors, delegated by the directors or by other officers or properly incidental to their offices or other duties, provided that no officer shall be delegated the power to do anything referred to in paragraph 24 above. Such officers may include, without limitation, any of a President, a Chief Executive Officer, a Chair of the Board, one or more Vice-Presidents, a Chief Financial Officer, a Controller, a Secretary, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers (except the Chair of the Board) need be a director of the Corporation. A director may be appointed to any office of the Corporation. Two or more of such offices may be held by the same person.

27.	Removal of Officers

All officers shall be subject to removal by resolution of the directors at any time, with or without cause. The directors may appoint a person to an office to replace an officer who has been removed or who has ceased to be an officer for any other reason.

28.	Duties of Officers may be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.
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REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

29.
The remuneration to be paid to the directors of the Corporation shall be such as the directors shall from time to time by resolution determine and such remuneration may be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf other than the normal work ordinarily required of a director of a corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors may fix the remuneration of the officers and employees of the Corporation. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

PROTECTION OF DIRECTORS AND OFFICERS

30.	Indemnification

Subject to the provisions of section 124 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity. The Corporation is hereby authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

31.	Insurance

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any person referred to in paragraph 30 against any liability incurred by such person in his or her capacity as a director or officer of the Corporation or of another body corporate where he or she acts or acted in that capacity at the Corporation’s request.

32.	Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill
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that a reasonably prudent person would exercise in comparable circumstances. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name of or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

33.	Annual or Special Meetings

SHAREHOLDERS’ MEETINGS

The directors of the Corporation

(a)
shall call an annual meeting of shareholders not later than 18 months after the Corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the Corporation’s preceding financial year; and

(b)	may at any time call a special meeting of shareholders.

34.	Place of Meetings

Meetings of shareholders of the Corporation shall be held at such place within Canada as the directors may determine, or at a place outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

35.	Electronic Participation and Voting

Subject to the Act, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for all purposes of the Act and the by-laws to be present at the meeting. Subject to the Act, if the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Subject to the Act, any vote at a meeting of shareholders may be held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility, and any person participating in a meeting of shareholders by means of such facility and entitled to vote at that meeting may vote by means of such facility, provided that any such facility made available by the Corporation shall enable the votes to be gathered in a manner that permits their subsequent verification and permit the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.
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36.	Record Dates for Shareholder Meetings

Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders and/or entitled to vote at a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. Such shareholders shall be determined as at the close of business on the date fixed by the directors, unless otherwise specified by the directors.

If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders and to vote shall be:

(a)	at the close of business on the day immediately preceding the day on which the notice is given; or

(b)	if no notice is given, the day on which the meeting is held.

37.	Shareholder List

The Corporation shall prepare an alphabetical list of the shareholders entitled to receive notice of a meeting and vote at the meeting, showing the number of shares held by each shareholder,

(a)	if a record date for determining the shareholder entitled to receive notice of the meeting and/or entitled to vote at the meeting has been fixed, not later than 10 days after that date; or

(b)	if no record date has been fixed, on the record date established in accordance with paragraph 36 above.

A shareholder whose name appears on such list is entitled to vote the shares shown opposite such shareholder’s name at the meeting to which the list relates.

38.	Notice

A notice stating the day, hour and place of meeting and, if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, to each director of the Corporation and to the auditor (if any) of the Corporation. Such notice shall be sent in accordance with the Act and these by-laws, if the Corporation is a distributing corporation, not less than 21 days (or, if the Corporation is not a distributing corporation, not less than such number of days as may be fixed by the directors) and not more than 60 days (exclusive of the day of mailing and of the day for which notice is given) before the date of every meeting. Notwithstanding the foregoing, a meeting of shareholders may be held for any purpose at any date and time and, subject to subsection 132(2) of the Act, at any place without notice if all the shareholders and other persons entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where a shareholder or such other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and other persons entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any such meeting or in the notice thereof may be waived in any manner by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation and any other person entitled to attend a meeting of shareholders, and any such waiver may be validly given before, at or after the meeting to which such waiver relates.
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The auditor (if any) of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard thereat on matters relating to the auditor’s duties.

39.	Omission of Notice

The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

40.	Chair

The Chair of the Board (if any) shall when present preside at all meetings of shareholders. In the absence of the Chair of the Board (if any), the President or, if the President is also absent, a Vice-President (if any) shall act as chair. If none of such officers is present at a meeting of shareholders, the shareholders present entitled to vote shall choose a director as chair of the meeting and if no director is present or if all the directors decline to take the chair then the shareholders present shall choose one of their number to be chair.

41.	Votes

Votes at meetings of the shareholders may be cast either personally or by proxy. At every meeting at which a shareholder is entitled to vote, such shareholder (if present in person) or the proxyholder for such shareholder shall have one vote on a show of hands. Upon a ballot on which a shareholder is entitled to vote, every shareholder (if present in person or by proxy) shall (subject to the provisions, if any, of the Corporation’s articles) have one vote for every share registered in such shareholder’s name.

Every question submitted to any meeting of shareholders shall be decided in the first instance on a show of hands and in case of an equality of votes the chair of the meeting shall not have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder or proxy nominee.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chair of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

If at any meeting a ballot is demanded on the election of a chair or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chair of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be made either before or after any vote by show of hands and may be withdrawn.

If the chair of a meeting of shareholders declares to the meeting that, if a ballot is conducted, the total number of votes attached to shares represented at the meeting by proxy required to be voted against what to the knowledge of the chair will be the decision of the meeting in relation to any matter or group of matters is less than 5% of all of the votes that might be cast by shareholders personally or by proxy at the meeting on the ballot, unless a shareholder or proxyholder demands a ballot prior to the vote,
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(a)	the chair may conduct the vote in respect of that matter or group of matters by a show of hands; and

(b)
a proxyholder or alternate proxyholder may vote in respect of that matter or group of matters by a show of hands, notwithstanding any directions to the contrary given to such proxyholder or alternate proxyholder from any shareholder who appointed such proxyholder or alternate proxyholder, or any conflicting instructions from more than one such shareholder.

Where a body corporate or association is a shareholder, any individual authorized by a resolution of the directors or governing body of the body corporate or association may represent it at any meeting of shareholders and exercise at such meeting on behalf of the body corporate or association all the powers it could exercise if it were an individual shareholder, provided that the Corporation or the chair of the meeting may require such shareholder or such individual authorized by it to furnish a certified copy of such resolution or other appropriate evidence of the authority of such individual.

Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

42.	Proxies

A shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or proxyholders or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

A form of proxy shall be a written or printed form that complies with the Act and the regulations thereunder (to the extent applicable). A form of proxy becomes a proxy on completion by or on behalf of a shareholder and execution by the shareholder or such shareholder’s attorney authorized in writing. Alternatively, a proxy may be an electronic document that satisfies the requirements of Part XX.1 of the Act. A proxy is valid only at the meeting in respect of which it is given or at any adjournment thereof.

The directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours (excluding Saturdays, Sundays and holidays) preceding the meeting or an adjournment or postponement thereof before which time proxies to be used at the meeting must be deposited with the Corporation or its agent (subject to the rights of shareholders to revoke proxies, as provided below).
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A shareholder may revoke a proxy either (i) by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or an adjournment or postponement thereof, at which the proxy is to be used, or with the chair of the meeting on the day of the meeting or an adjournment or postponement thereof, or (ii) in any other manner permitted by law.

43.	Adjournment

The chair of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place. If the meeting is adjourned for less than 30 days, no notice of the time and place for the holding of the adjourned meeting need be given to any shareholder, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, subsection 149(1) of the Act does not apply. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who form the quorum at the adjourned meeting need not be the same persons who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

44.	Quorum

Two persons present and each holding or representing by proxy at least one issued share of the Corporation entitled to vote at the meeting shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 25% of the total number of the issued shares of the Corporation entitled to vote at the meeting for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

45.	Resolutions in Writing

Subject to subsection 142(1) of the Act,

(a)	a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and

(b)
a resolution in writing dealing with all matters required by the Act to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of the Act relating to meetings of shareholders.

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46.	Issuance

SHARES AND TRANSFERS

Subject to the articles of the Corporation, shares in the Corporation may be issued at such time and issued to such persons and for such consideration as the directors may determine.

47.	Security Certificates

Security certificates (and the form of transfer power on the reverse side thereof) shall (subject to compliance with section 49 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by a director or officer of the Corporation, or by a registrar, transfer agent or branch transfer agent of the Corporation, or an individual on their behalf, or by a trustee who certifies it in accordance with a trust indenture, or the signature shall be printed or otherwise mechanically reproduced on the certificate. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if the person were a director or an officer at the date of its issue.

48.	Agent

The directors may from time to time by resolution appoint or remove an agent to 17 maintain a central securities register and branch securities registers for the Corporation.

49.	Surrender of Security Certificates

Subject to the Act, no transfer of a security issued by the Corporation shall be recorded or registered unless and until either (i) the security certificate representing the security to be transferred has been surrendered and cancelled, or (ii) if no security certificate has been issued by the Corporation in respect of such share, a duly executed security transfer power in respect thereof has been presented for registration.

50.	Defaced, Destroyed, Stolen or Lost Security Certificates

In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to a trustee, registrar, transfer agent or other agent of the Corporation (if any) acting on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or, if there is such an agent, then to the Corporation and to such agent) of an indemnity bond of a surety company in such form as is approved by any authorized officer of the Corporation, indemnifying the Corporation (and such agent, if any) against all loss, damage and expense, which the Corporation and/or such agent may suffer or be liable for by reason of the issuance of a new security certificate to such shareholder, and provided the Corporation or such agent does not have notice that the security has been acquired by a bona fide purchaser, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any authorized officer of the Corporation or by resolution of the directors.
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51.	Declaration and Payment of Dividends

DIVIDENDS

The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation’s articles.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)	the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b)	the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 42 of the Act, the Corporation may pay a dividend in money or property.

52.	Joint Securityholders

In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

53.	Shareholders’ Meetings

RECORD DATES

Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders and/or entitled to vote at a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. Such shareholders shall be determined as at the close of business on the date fixed by the directors, unless otherwise specified by the directors.

If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders and to vote shall be:

(a)	at the close of business on the day immediately preceding the day on which the notice is given; or

(b)	if no notice is given, the day on which the meeting is held.

54.	Dividends, Distributions or Other Purposes

Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution, (iii) for any other purpose (other than to establish a shareholder’s right to receive notice of a meeting or to vote), but such record date shall not precede by more than 60 days the particular action to be taken. Such shareholders shall be determined as at the close of business on the date fixed by the directors, unless otherwise specified by the directors.
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If no record date is fixed, the record date for the determination of shareholders for any purpose other than to establish a shareholder’s right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

55.	Notice of Record Date

If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed,

(a)
by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and

(b)	by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

SECURITIES OF OTHER ISSUERS HELD BY CORPORATION

56.
Any one director or officer is authorized to (i) sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities, and (ii) vote all securities owned by or registered in the name of the Corporation carrying voting rights at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be.

57.	Service

NOTICES, ETC.

Any notice or other document required to be given or sent by the Corporation to any shareholder or director or the auditor of the Corporation shall be delivered personally or sent by prepaid mail or by fax, email or other electronic means capable of producing a written copy addressed to:

(a)	such shareholder at such shareholder’s latest address as shown on the records of the Corporation or its transfer agent;

(b)	such director at such director’s latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act; and

(c)	the auditor of the Corporation at the auditor’s latest address known to the Corporation.

With respect to every notice or other document sent by prepaid mail, it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed and put into a post office or into a post office letter box and such notice or document shall be deemed to be received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the recipient did not receive the notice or document at that time or at all.
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58.	Shareholders Who Cannot be Found

If the Corporation sends a notice or document to a shareholder and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder’s new address.

59.	Shares Registered in More than One Name

All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

60.	Persons Becoming Entitled by Operation of Law

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to such person’s name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom such person derives title to such shares.

61.	Deceased Shareholder

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of such shareholder’s death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in such shareholder’s stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on such shareholder’s heirs, executors or administrators and all persons (if any) interested with such shareholder in such shares.
62.	Signatures to Notices

The signature of any director or officer of the Corporation to any notice may be written, printed or otherwise mechanically reproduced.

63.	Computation of Time

Where notice is required to be given under any provisions of the articles or by-laws of the Corporation, or any time period or time limit for the doing of any other act is prescribed by the articles or by-laws, the notice period or such other time period or time limit shall be determined in accordance with sections 26 to 30, inclusive, of the Interpretation Act (Canada), R.S.C. 1985, c. I-21, unless otherwise expressly provided in the articles or by-laws.
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64.	Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or service or other communication of any notice or other documents to any shareholder, director, officer or auditor or as to the publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

65.	Authorization to Sign Contracts

EXECUTION OF CONTRACTS, ETC.

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any one director or officer and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

66.	Corporate Seal

The corporate seal, if any, of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.

67.	Reproduction of Signatures

The signature or signatures of any officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.
68.	Signature of Cheques, Notes, etc.

All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors, or such officer or officers as may be delegated authority by the directors to determine such matters, may from time to time designate.
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FINANCIAL YEAR

69.	The financial year of the Corporation shall end on such day in each year as the board of directors may from time to time by resolution determine.

70.	Authority of Directors

BORROWING

The directors may and they are hereby authorized from time to time to, without authorization of the shareholders,

(a)	borrow money upon the credit of the Corporation;

(b)	limit or increase the amount to be borrowed;

(c)	issue, reissue, sell or pledge bonds, debentures, notes or other debt obligations of the Corporation for such sums and at such prices as may be deemed expedient;

(d)	give a guarantee on behalf of the Corporation to secure payment or performance of an obligation of any person; and

(e)
mortgage, hypothecate, charge, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real and personal, movable and immovable, property of the Corporation and the undertaking and rights of the Corporation, to secure any such bonds, debentures, notes or other debt obligations, or to secure any present or future borrowing, liability or obligation of the Corporation, including any guarantee given pursuant to subparagraph 70(d) above.

71.	Delegation by Directors

The directors may from time to time by resolution delegate to any one or more directors or officers, or to any committee of directors, of the Corporation all or any of the powers conferred on the directors by paragraph 70 above to the full extent thereof or such lesser extent as the directors may in any such resolution provide.

72.	Other Borrowing Powers

The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any other powers to borrow money for the purposes of the Corporation or to do any other acts or things referred to in paragraph 70 above possessed by its directors or officers pursuant to the articles of the Corporation, any other by-law of the Corporation or applicable law.

PASSED by the directors of the Corporation on April 14, 2015
CONFIRMED by the shareholders of the Corporation on May 19, 2015
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SCHEDULE “C”

BOARD MANDATE
AMERICAS SILVER CORPORATION

1.	Role and Objectives

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of Americas Silver Corporation (the “Company”). The Board of Directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business and the underlying value of the Company.

2.	Director Responsibilities

(a)
Oversee Management of the Company – The principal responsibility of the Board is to oversee the management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility requires that the Board attend to the following:

(i)
Review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into account, among other things, the opportunities and risks of thebusiness;

(ii)	Evaluate the performance of the Company, including the appropriate use of corporate resources;
(iii)	Evaluate the performance and integrity of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility and termination;
(iv)	Implement senior management successionplans;
(v)	Establish the Company’s compensation programs and approve compensation matters relating to senior executive officers (i.e. the Chief Executive Officer (the “CEO”) and direct reports to the CEO);
(vi)
Establish a corporate environment that promotes timely and effective disclosure (including appropriate controls), fiscal accountability, high ethical standards and compliance with applicable laws and industry and communitystandards;

(vii)	Oversee the Company’s communication and disclosurepolicy;

(viii)	Oversee the Company’s auditing and financial reportingfunctions;

(ix)	Oversee the Company’s internal control and management informationsystems;
(x)	The identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;
(xi)	Review and decide upon material transactions andcommitments;
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Americas Silver Corporation	Board Mandate

(xii)
Develop a corporate governance structure that allows and encourages the Board to fulfill its responsibilities including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;

(xiii)	Provide assistance to the Company’s senior management, including guidance on those matters that require Board involvement; and
(xiv)	Evaluate the overall effectiveness of the Board and itscommittees.

(b)	Chair of the Board – Responsibilities of the Chair of the Board include but are not limited to:
(i)	Providing leadership to the Board with respect to its functions as described in this Mandate;
(ii)	Chairing meetings of the Board, including in camera sessions, unless not present;
(iii)	Ensuring that the Board meets on a regular basis and at leastquarterly;
(iv)	Establishing a calendar for holding meetings of theBoard;
(v)	In conjunction with the CEO, establishing the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;
(vi)	Ensuring that Board materials are available to any director onrequest;
(vii)	Fostering ethical and responsible decision making by the Board and its individual members;
(viii)	Ensuring that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently;
(ix)	Facilitating effective communication between members of the Board and management; and
(x)	Attending each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.

(c)
Exercise Business Judgment – In discharging their duties directors are expected to exercise their business judgment to act in what they reasonably and honestly believe to be the best interests of the Company and its shareholders free from personal interests. In discharging their duties, the directors normally are entitled to rely on the Company’s senior executives, other employees believed to be responsible, and its outside advisors, auditors and legal counsel, but also should consider second opinions where circumstances warrant. Nothing contained in this Mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company.

(d)
Understand the Company and its Business – With the assistance of the management, directors are expected to become and remain informed about the Company and its business, properties, risks and prospects.

(e)
Establish Effective Systems - Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company and receiving feedback from Company stakeholders.

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Americas Silver Corporation	Board Mandate

(f)
Protect Confidentiality and Proprietary Information – Directors are responsible for establishing policies that are intended to protect the Company’s confidential and proprietary information from unauthorized or inappropriate disclosure. Likewise, all discussions and proceedings of the Board must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality of Board discussions.

(g)
Board, Committee and Shareholder Meetings – Directors are responsible for adequately preparing for and attending Board meetings and meetings of committees on which they serve. They must devote the time needed, and meet as frequently as necessary, to properly discharge their responsibilities.

(h)
Indemnification – Directors are entitled to Company-provided indemnification through corporate articles and by-laws, corporate statutes, indemnity agreements and, when available on reasonable terms, directors’ and officers’ liabilityinsurance.

3.	Director Qualification Standards

(a)
Independence – The Board will ensure that it has at all times at least the minimum number of directors who meet applicable standards of director independence. The Board will determine independence on the basis of (i) applicable legal and stock exchange requirements and (ii) being satisfied that the director does not have, directly or indirectly, a financial, legal or other relationship with the Company that, in the Board’s judgment, would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of thedirector.

(b)
Size, Skills and Diversity of Board – The Board believes that a Board comprised of 3 to 10 members is an appropriate size given the Company’s present circumstances. The Board will consider the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director. The Board will also consider the level of representation of women on the Board, and in addition to gender diversity may also favorably consider diversity of race, nationality or other attributes in the assessment of Board composition.

(c)
Other Directorships – The Board does not believe that its members should be prohibited or discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, provided they do not reduce a director’s effectiveness, or result in a continuing conflict ofinterest.

(d)
Tenure – The Board does not believe it should establish director term limits, although the length of service of each director will be considered. Term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as management. As an alternative to term limits, the Compensation and Corporate Governance Committee will review each director’s continuation on the Board annually. This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Company to replace directors where, upon recommendation of the Compensation and Corporate Governance Committee, the Board makes a determination in that regard.

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Americas Silver Corporation	Board Mandate

(e)
Separation of the Offices of Chair and CEO – The Board will select a Chair of the Board in a manner and upon the criteria that the Board deems appropriate at the time of selection. The Board believes the offices of Chair of the Board and the CEO should not be held by the same persons.

(f)
Selection of New Director Candidates – Except where the Company is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Compensation and Corporate Governance Committee will be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. The Compensation and Corporate Governance Committee’s recommendations will be considered by the Board but the recommendations are not binding upon it.

(g)	Extending the Invitation to a New Director Candidate to Join the Board – An invitation to join the Board will be extended by the Chair of the Board when authorized by the Board.

(h)
Majority Voting in Director Elections Policy – If the number of proxy votes withheld for a particular director nominee is greater than the votes in favour of such nominee at any meeting of the Company’s shareholders to elect directors, other than a contested meeting, such director nominee shall submit his or her resignation promptly after the meeting, effective upon acceptance by the Board pursuant to the Company’s Majority Voting in Director Elections Policy.

4.	Director Orientation and Continuing Education

(a)
Director Orientation – The Board and the Company’s senior management will conduct orientation programs for new directors as soon as possible after their appointment as directors. The orientation programs will include presentations by management to familiarize new directors with the Company’s projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’ssignificant locations of operation.

(b)
Continuing Education – To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing directoreducation.

5.	Director’s Access to Management and Independent Advisors

(a)
Access to Officers and Employees – All directors have, at all reasonable times and on reasonable notice, full and free access to officers and employees of the Company as may be required in connection with their duties. Any meetings or contacts that a director wishes to initiate should normally be arranged through the CEO, the Chief Financial Officer or the General Counsel. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company. The directors are normally expected to provide a copy or otherwise inform senior management as applicable of communication with employees of the Company.

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(b)
Access to Independent Advisors – The Board or its board committees may engage outside advisors at the expense of the Company as deemed necessary in the circumstances to carry out their duties. The engagement of the outside advisor should, in most circumstances, be coordinated through the Chair and the CEO, and be subject to Board approval.

6.	Board Meetings

(a)
Powers Exercised by Resolution – The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

(b)
Selection of Agenda Items – In conjunction with the CEO, the Chair of the Board shall propose an agenda for each Board meeting. Each Board member is free to request the inclusion of other agenda items and is generally free to request at any Board meeting the consideration of subjects that are not on the agenda for thatmeeting.

(c)
Frequency and Length of Meetings – The Chair of the Board, in consultation with the members of the Board, will normally determine the frequency and length of Board meetings; however, the ultimate power in this regard rests with the Board. Special meetings may be called from time to time as required to address the needs of the Company’s business.

(d)
Advance Distribution of Materials – Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a very time- sensitive nature and that the distribution of materials on these matters before the meeting may not bepracticable.

(e)	Executive Session of Independent Directors – At least one executive session of independent directors will be held on an annualbasis.

(f)
Lead Director – A Lead Director may be elected annually at the first meeting of the Board following the shareholders meeting. This role is normally filled by the Chair. At any time when the Chair is an employee of the Company, the non-management directors shall select an independent director to carry out the functions of a Lead Director. This person would chair regular meetings of the non-management directors and assume other responsibilities which the non-management directors as a whole have designated.

(g)	Minutes – A secretary should be named for each Board and committee meeting and minutes should be circulated in due course after such meeting forapproval.
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Americas Silver Corporation	Board Mandate

7.	Board Committees

(a)
To assist it in exercising its responsibilities, the Board has established three (3) standing committees of the Board: an audit committee, a compensation and corporate governance committee and a sustainability and technical committee. The Board may establish other standing committees, from time to time.

(b)
Each committee shall be governed by a written charter that addresses those matters required by applicable laws and stock exchange rules. At a minimum, each charter shall clearly establish the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and sub-committees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or the Compensation and Corporate Governance Committee) annually.

(c)	The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

8.	The Board’s Expectations of Management – The Board expects that management will, among other things:

(a)	Review continuously the Company’s strategies and their implementation in light of evolving conditions;

(b)	Present an annual operating plan and budget and regularly report on the Company’s performance and results relative to that plan andbudget;

(c)	Report regularly on the Company’s business and affairs, with a focus on matters of material consequence for the Company;

(d)	Implement systems to identify and manage the principal risks of the Company’s business and provide (at least annually) a report relating thereto; and

(e)	Implement and maintain appropriate (i) systems of internal control and (ii) disclosure controls and procedures.

In addition, the CEO and other executive officers of the Company will use their best efforts to achieve value for all shareholders and conduct themselves with integrity. The Board expects that the CEO and other executive officers will create a culture of integrity throughout the Company.

9.	Annual Review

The Board shall review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Toronto Stock Exchange or any stock exchanges on which the Company’s shares are listed.

***

Ratified by the Board of Directors on December 15, 2016
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Americas Silver Corporation	Board Mandate

ANNEX A
to SCHEDULE “C”

Matters Requiring Board Approval

This Policy identifies certain items which must be approved by the Board or a committee of the Board and may not be delegated to management without Board approval. A general overriding consideration is that the directors are required under law to manage, or supervise the management of, the business and affairs of the Company. Accordingly, even if an action might fall outside these guidelines, management should consider whether the matter, nevertheless, should be referred to the Board for consideration.

Under these guidelines, except as otherwise complies with internal delegation of authority control protocols as may be in place from time-to-time, an “Out of Budget Transaction” is a transaction that exceeds the budgeted amount by $500,000 or greater and that is not already part of an approved budget. The following is a list of items which officers must refer to the Board, or an appropriate committee thereof, for consideration.

1.	The approval of annual budgets.

2.	The approval of all financial information and other disclosure documents that are required by law to be approved by the Board before they are released to the public.

3.
Allotment of any securities. This includes shares, options, warrants or other convertible or debt securities, and the payment of a commission to any person as consideration for purchasing securities of the Company or providing purchasers for any such securities. Securities may be issued by executive officers where previously allotted by the Board (e.g. exercise of previously allotted options and warrants upon exercise).

4.	Entering into transactions of a fundamental nature such as amalgamations, mergers and material acquisitions or dispositions.

5.	Agreeing to redeem, purchase or otherwise acquire any of the Company’s shares.

6.	Entering into any agreement or commitment to acquire or dispose of assets that are material to the Company including, but not limited to, those that are an Out of Budget Transaction.

7.
Entering into, or making a material modification of, any agreement or commitment to become liable for any indebtedness, including the granting of a guarantee or similar standby obligation, if (a) the amount of such indebtedness is an Out of Budget Transaction or (b) any assets of the Company are made subject to a security interest in an Out of Budget Transaction.

8.	Committing to making any material capital expenditure which is an Out of Budget Transaction.

9.	Entering into any contract, agreement or commitment out of the ordinary course of business if such agreement involves a material commitment of financial resources.

10.	Adoption of hedging policies.

(A-I)

11.	Entering into any agreement with an officer, director or 10% shareholder of the Company or any parent or subsidiary of the Company outside of the ordinary course of business.

12.	Terminating, suspending or significantly modifying any material business activity or business strategy of the Company.

13.	Undertaking a new business activity that requires an allocation of material resources.

14.	Making any material change to a business or strategic plan that has been approved by the Board.

15.	Initiating or settling any legal proceeding involving a material payment.

16.	Employing or terminating the Company’s independent auditor.

17.	Hiring or terminating the employment, or determining the compensation, of any person who is an executive officer of the Company.

18.	Compensation matters for senior executive officers at the Company (i.e. the CEO and direct reports to the CEO).

19.
Offering any material employment or consulting terms to any individual or entity which are not customary for the Company. This determination is to be made by reference to terms of employment or consultancy that have generally been offered to other employees or consultants in similar positions or with similar status.

20.
The approval of a request by any executive officer of the Company to serve on the board of another entity, other than not-for-profit entities or family businesses that in no material way compete with the Company or do any material business with the Company.

21.	Approval of technical reports and annual mineral resource and mineral resource estimates as required

22.	Any other matter specified by the Board as requiring its prior approval.

***

(A-II)